SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4) OF
THE SECURITIES EXCHANGE ACT OF 1934

ARKONA, INC.
(Name of Subject Company)

ARKONA, INC.
(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
AND
SERIES B CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

41268103
(CUSIP Number of Common Stock)

LELAND H. BOARDMAN
Chief Financial Officer
Arkona, Inc.
10757 South River Front Parkway, Suite 400
South Jordan, Utah 84095
Telephone: (801) 501-7100

(Name, Address and Telephone Number of
Person Authorized to Receive Notices
and Communications on Behalf of the
Person Filing Statement)

COPY TO:

BRYAN T. ALLEN, ESQ.
Parr Waddoups Brown Gee & Loveless
185 South State Street, Suite 1300
Salt Lake City, Utah 84111-1537
(801) 532-7840

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

(a)	Name and Address.

The name of the subject company is Arkona, Inc., a Delaware corporation (“Arkona”). Arkona’s principal executive offices are located at 10757 South River Front Parkway, Suite 400, South Jordan, Utah 84095, and its telephone number there is (801) 501-7100.

(b)	Securities.

The titles of the classes of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates are: (i) Arkona’s common stock, par value $.001 per share, including the associated preferred stock purchase rights (the ‘‘Common Shares”), and (ii) Arkona’s Series B Convertible Preferred Stock, par value $.001 per share (the “Series B Preferred Shares”). As of April 26, 2007, there were 33,484,740 Common Shares outstanding and 575,000 Series B Preferred Shares outstanding.

Item 2.	Identity and Background of Filing Person.

(a)	Name and Address.

Arkona is filing this Schedule 14D-9. Arkona’s contact information is set forth under Item 1 above.

(b)	Tender Offer.

This Schedule 14D-9 relates to the offer by DA Acquisition Corp., a Delaware corporation (“Purchaser”) and wholly-owned subsidiary of DealerTrack Holdings, Inc., a Delaware corporation (“DealerTrack”), to purchase all of the outstanding Common Shares at $1.38 per share, net to the seller in cash, and to purchase all outstanding Series B Preferred Shares (together with the Common Shares, the “Shares”) at $6.90 per share, net to the seller in cash (such prices, or any higher prices per Share as may be paid pursuant to the Offer (as defined below) are referred to in this Schedule 14D-9 as the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 1, 2007 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”). Each of the following documents are incorporated into this Schedule 14D-9 by reference: the Agreement and Plan of Merger, dated as of April 26, 2007, among Arkona, DealerTrack and the Purchaser, a copy of which is attached hereto as Exhibit (e)(1) (the “Merger Agreement”), the Confidentiality Agreement, dated as of January 10, 2007, between DealerTrack and Arkona, a copy of which is attached hereto as Exhibit (e)(2) (the “Confidentiality Agreement”), and the Tender and Support Agreement, dated as of April 26, 2007, by and among DealerTrack, Purchaser, Alan Rudd, Richard Holland and Paul Henriod, a copy of which is attached hereto as Exhibit (e)(3) (the “Support Agreement”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”), filed by DealerTrack and Purchaser with the Securities and Exchange Commission (the “SEC”) on May 1, 2007 and in the Offer to Purchase and Letter of Transmittal that are incorporated therein.

The Merger Agreement provides that, among other things, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will be merged with and into Arkona (the “Merger”), and Arkona will continue as the surviving corporation as a wholly-owned subsidiary of DealerTrack. At the effective time of the Merger (the “Effective Time”), each issued and outstanding Share (other than Shares owned by Arkona or Purchaser and Shares held by stockholders who have perfected their statutory rights of appraisal under Section 262 of the DGCL) will be automatically converted into the right to receive an amount in cash, without interest thereon and less any required withholdings, equal to the Offer Price, which amount is also referred to as the “Merger Consideration”. The Merger Agreement is summarized in Section 13 of the Offer to Purchase.

DealerTrack has formed Purchaser in connection with the Merger Agreement, the Offer and the Merger. The Schedule TO states that the principal executive offices of each of DealerTrack and Purchaser are located at 1111 Marcus Ave., Suite M04, Lake Success, New York 11042.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date of this Schedule 14D-9, to the knowledge of Arkona, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between Arkona or its affiliates and (i) its executive officers, directors or affiliates, or (ii) DealerTrack, Purchaser or their respective executive officers, directors or affiliates.

(a)	Arrangements with Current Executive Officers and Directors of Arkona.

In considering the recommendations of the board of directors of Arkona (the “Arkona Board”) and of the Special Committee of the Arkona Board appointed to consider the Merger Agreement, the Offer and the Merger (the “Special Committee”) as set forth in Item 4 below, Arkona’s stockholders should be aware that certain executive officers and directors of Arkona have interests in the Offer and the Merger, which are described below, that may be different from the interests of the stockholders and which may present them with certain potential conflicts of interest. The Arkona Board and the Special Committee are aware of these potential conflicts and considered them along with the other factors described in this Item 3 and Item 4 below.

Director and Officer Indemnification and Insurance.

Section 145 of the DGCL permits a Delaware corporation to include in its charter documents, and in agreements between a corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by current law. Arkona has included in its restated certificate of incorporation (the “Charter”), a provision to limit or eliminate the personal liability of its directors. The Charter provides that Arkona’s directors will not be personally liable for monetary damages to Arkona or its stockholders for breaches of their fiduciary duty as directors, except (a) for any breach of the director’s duty of loyalty to Arkona or Arkona’s stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any liability under Section 174 of the DGCL (unlawful payment of dividends or unlawful stock purchases or redemptions) and (d) for any transaction in which the director derives an improper benefit. In addition, the bylaws of Arkona (the “Bylaws”) provide that Arkona (and any successor to Arkona by merger or otherwise) is required to indemnify and hold harmless its directors and officers to the fullest extent authorized by the DGCL, as it now exists or may in the future be amended, against any and all expenses, judgments, fines, taxes, penalties and amounts reasonably paid in settlement, to any person who was or is a party or is threatened to be made a party to or is involved in any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative and whether by or in the right of Arkona or otherwise, by reason of the fact that he or she is or was a director or officer of Arkona, or is or was serving at the request of Arkona as a director or executive officer of another corporation, partnership, joint venture, limited liability company, trust or other enterprise, including service with respect to an employee benefit plan fiduciary. Expenses for the defense of any action for which indemnification may be available may be advanced by Arkona under certain circumstances. Arkona maintains liability insurance which insures Arkona’s directors and officers against certain losses and insures Arkona with respect to its obligations to indemnify its directors and officers.

The Merger Agreement provides that all indemnification and exculpation obligations of Arkona under the Charter, Bylaws and all indemnification agreements in effect as of the date of the Merger Agreement between Arkona and any of its directors and officers will survive the Merger. The Merger Agreement further provides that at or prior to the Effective Time, Arkona will provide directors’ and officers’ liability insurance, or DealerTrack will purchase “tail” directors’ and officers’ liability insurance, for Arkona’s directors and officers that will provide them with coverage for six years following the Effective Time, of not less than the existing coverage, and have other terms not materially less favorable to the insured persons than the coverage provided in the directors’ and officers’ liability insurance policy presently maintained by Arkona, so long as the aggregate cost is not greater than $54,000.

Existing Agreements with Officers.

In connection with the purchase by Arkona of the assets of Ensign Information Systems, Inc. in November 2000, Arkona entered into Employment Agreements with each of Richard Holland, currently the President of Arkona and one of its directors, and Blake Nielson, currently the Vice President of Client Services of Arkona. The

fixed terms of these employment agreements have expired; however, parts of these agreements, including the confidentiality, non-competition, non-solicitation and invention ownership provisions, continue to govern Mr. Holland’s and Mr. Nielson’s relationships with Arkona. The terms of the non-competition and non-solicitation covenants are two years following termination of employment.

Substantially all of the employees of Arkona, including Leland Boardman, Vice President of Operations and Chief Financial Officer, Michael Critchfield, Vice President of Sales and David Jenkins, Vice President of Marketing have entered into Arkona’s standard employment agreement, which includes confidentiality, non-competition, non-solicitation and invention ownership provisions. The terms of the non-competition and non-solicitation covenants are one year following termination of employment.

(b)	Arrangements with Purchaser and DealerTrack.

Merger Agreement.

The summary of the Merger Agreement contained in Section 13 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 14 of the Offer to Purchase, are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, and the Offer to Purchase, respectively, and are incorporated herein by reference to provide information regarding their terms. The Merger Agreement contains representations and warranties that Arkona, DealerTrack and Purchaser made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties, including the disclosure schedules delivered by Arkona to DealerTrack. Moreover, some of those representations and warranties may not be accurate or complete as of any specific date, may be subject to a standard of materiality provided for in the Merger Agreement and which may be different than the materiality standard provided for in applicable law, or may have been used for the purpose of allocating risk among Arkona, DealerTrack and Purchaser rather than establishing matters as facts.

Confidentiality Agreement.

In connection with their negotiations related to the Merger, DealerTrack and Arkona entered into a Confidentiality Agreement, dated as of January 10, 2007, providing mutual covenants of non-disclosure and restrictions limiting the use of materials provided to one another in order to evaluate the Offer and the Merger. The agreement also provides that the parties would not disclose the fact that they are negotiating a potential acquisition transaction, except as required by law.

Stock Options.

Pursuant to the Merger Agreement, on the earlier to occur of the date Purchaser accepts for payment in the Offer a number of Shares representing a majority of the outstanding Common Shares (calculated on a fully diluted basis) and the Effective Time (the “Majority Purchase Date”), each outstanding Arkona stock option will be canceled and the holder will become entitled to receive a single lump-sum cash payment equal to the product of (A) the number of Common Shares subject to such stock option (and not previously exercised) and (B) the excess of the Offer Price or the Merger Consideration, as applicable, over the exercise price per Common Share of such stock option, net of any required withholdings. The following table shows the amount in cash that each executive officer and director of Arkona is expected to receive, based on stock options held as of the date of this Schedule 14D-9, as a result of the cash-out of all stock options held by such individual on the Majority Purchase Date.

Executive Officers:

Amount to be
Name	Received

Alan Rudd	$295,000
Richard Holland	$1,838,000
Blake Nielson	$674,500
Michael Critchfield	$545,500
David Jenkins	$407,800
Leland Boardman	$292,000

Directors (who are not Arkona Employees):

Amount to be
Name	Received

Marc Fuller	$73,000
Paul Henriod	$0
Kent Misener	$36,500

Executive Arrangements in Connection with the Merger.

In order to induce DealerTrack to enter into the Merger Agreement, on April 26, 2007, Mr. Holland entered into an Employment Agreement with Purchaser and Arkona, and Mr. Rudd entered into a Consulting Agreement with DealerTrack, each agreement to be effective upon consummation of the Merger. The following summaries of Mr. Holland’s and Mr. Rudd’s agreements do not purport to be complete and are qualified in their entirety by reference to such agreements, which are filed, respectively, as Exhibits (e)(4) and (e)(5) hereto and are incorporated by reference herein.

Mr. Holland’s agreement is for two years and contains non-competition provisions until the later of seven years following the Effective Time of the Merger and two years following the termination of his employment. Mr. Holland is also subject to DealerTrack’s customary confidentiality, invention assignment, non-solicitation and non-competition agreement. If Mr. Holland’s employment is terminated by Arkona without cause during the term, he will be entitled to a severance benefit equal to 12-month’s salary. If Mr. Holland’s employment is terminated by him for good reason during the term, he will be entitled to a severance benefit equal to 12-month’s salary, as well as a pro-rated portion of his annual bonus. If Mr. Holland’s employment is terminated for cause, he is not entitled to any severance.

Mr. Holland will receive a $200,000 base salary and is eligible to receive a bonus of 35% of base salary, based on criteria established by DealerTrack’s board of directors. For 2007, Mr. Holland will receive a guaranteed bonus of $70,000 if his employment has not terminated before December 31, 2007. In addition, DealerTrack’s board of directors may determine, in its sole discretion, in any calendar year to award a bonus amount of up to, but not more than, 150% of that year’s target bonus. The parties anticipate that Mr. Holland will receive a grant of (a) options to purchase 10,000 shares of DealerTrack’s common stock and (b) 10,000 shares of restricted DealerTrack common stock. The awards and the exercise price of the stock options are subject to the approval of DealerTrack’s board of directors, the terms of DealerTrack’s award plan and the terms of any agreements Mr. Holland is required to sign as a condition to the grants. The proposed vesting schedules for the options and restricted stock are as follows: 25% of the options will vest after one year of employment, and 1/36 of the remaining 75% of the options shall vest on each monthly anniversary of the vesting date thereafter. The restricted stock will vest 25% on each of the first four anniversaries of the grant date. Upon a termination of Mr. Holland’s employment for any reason, Mr. Holland will immediately forfeit all unvested options and unvested restricted stock and have 90 days to exercise any vested but unexercised options. If Mr. Holland’s employment is terminated for cause, he will forfeit all rights related to any vested but unexercised options and will not be permitted to exercise such options.

Mr. Rudd’s agreement is for an initial term of one year, during which he will receive a fee of $22,916.66 per month, and may be extended by Mr. Rudd for one additional year, during which he will receive a fee of $20,833.33 per month. For two years following the term of the agreement, Mr. Rudd is subject to provisions regarding non-competition with DealerTrack’s lines of business and non-solicitation of customers and employees, and for seven years following the Effective Time, Mr. Rudd is subject to provisions regarding non-competition with Arkona’s lines of business. Mr. Rudd is also subject to confidentiality and invention assignment covenants. During the term of the agreement, Mr. Rudd may engage in other business activities, so long as they do not affect his ability to perform his duties, or present a conflict of interest, under the agreement.

Post-Closing Employee Benefit Arrangements.

The Merger Agreement provides that Arkona (as the surviving corporation in the Merger) will credit employees who continue as employees after the Merger with their years of service in a parallel employee benefit plan. In addition, such employees shall be given credit for amounts paid by the employee under the respective benefit plan for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the parallel plan. The Merger Agreement also provides that DealerTrack will recognize all accrued and unused vacation days, holidays, personal, sickness and other paid time off days (including banked days) that have accrued to employees of Arkona who become employees of DealerTrack through such time, and DealerTrack will allow such employees to take their accrued vacation days, holidays and any personal and sickness days in accordance with such policies as it may adopt after such time.

Tender and Support Agreement.

In connection with the Merger Agreement, Mr. Rudd, Mr. Holland, and Paul Henriod, a director of Arkona (for purposes of this Tender and Support Agreement section, each a “Stockholder” and, collectively, the “Stockholders”) entered into the Support Agreement. The following summary of certain provisions of the Support Agreement is qualified in its entirety by reference to the Support Agreement itself, which is attached as Exhibit (e)(3) hereto and incorporated herein by reference. Interested parties should read the Support Agreement in its entirety for a more complete description of the provisions summarized below.

The Stockholders are parties to the Support Agreement, and each Stockholder has agreed that he will, within 10 business days of the commencement of the Offer, exercise the warrants held by him and tender all Shares held by him into the Offer pursuant to and in accordance with the terms of the Offer, and that he will not withdraw any Shares so tendered prior to termination of the Offer. Each Stockholder has also agreed that, within one business day of receipt of written notice from DealerTrack, such Stockholder will exercise the options held by him and tender the Shares issuable upon exercise of the options into the Offer and will not withdraw any Shares so tendered prior to the termination of the Offer.

Each Stockholder has agreed to vote all Shares beneficially owned or controlled by him, in connection with any meeting of Arkona’s stockholders or any action by written consent in lieu of a meeting of stockholders, (i) in favor of the Merger, the adoption of the Merger Agreement and approval of the terms thereof; (ii) against any action or agreement which would result in a breach in any respect of any covenant or any other obligation or agreement of Arkona under the Merger Agreement or in a breach in any respect of any representation or warranty of Arkona in the Merger Agreement; (iii) against any other acquisition proposal; and (iv) against any other action that is intended or could reasonably be expected to impede, interfere with, delay, postpone or discourage the Offer or the Merger.

Each Stockholder grants to each of DealerTrack and Purchaser an irrevocable option to purchase for a purchase price of $1.38 per share in cash any or all of the Shares held by such Stockholder and any or all Shares issued or issuable upon the exercise of any options or warrants held by such Stockholder, at any time or from time to time after the receipt of an acquisition proposal from a third party and after a breach of the Support Agreement by him, the termination of the Offer or the termination of the Merger Agreement. DealerTrack’s options expire, if not earlier, one year after the termination of the Support Agreement.

Each stockholder has agreed that, during the term of the Support Agreement, he will promptly notify Purchaser of the number of any new Common Shares acquired directly or beneficially by him, if any, after the date of the

Support Agreement. In addition, during the term of the Support Agreement, except as otherwise provided therein, each Stockholder agrees not to:

•	sell, transfer, give, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, gift, pledge, encumbrance, assignment, or other disposition of any of his Shares;

•	grant any proxies, deposit any of his Shares into a voting trust or enter into a voting agreement, power of attorney or voting trust with respect to any of the Stockholder Shares;

•	authorize or permit, directly or indirectly, any of his financial advisors, accountants, attorneys, brokers, finders or other agents, advisor or representatives to directly or indirectly (i) initiate, solicit, encourage or knowingly take any other action to facilitate (including by way of furnishing information (other than public information widely disseminated through reports filed with the SEC, press releases or other similar means) or assistance) any inquiries or the making of any proposal or other action that constitutes, or may reasonably be expected to lead to, any other acquisition proposal, (ii) initiate or participate in any discussions or negotiations, or furnish to any person not a party to the Merger Agreement any information in furtherance of any inquiries that could reasonably be expected to lead to another acquisition proposal, or (iii) enter into any agreement, arrangement or understanding with respect to any other acquisition proposal (other than a confidentiality agreement referred to in or permitted by the Merger Agreement), or that is intended or that could reasonably be expected to result in the abandonment, termination or failure to consummate the Merger or any other transaction contemplated by the Merger Agreement).

The Support Agreement, and all rights and obligations of DealerTrack, the Purchaser and the Stockholders will terminate on the earlier of: (i) as to each Stockholder, upon the purchase of all of the Common Shares beneficially owned by such Stockholder pursuant to the Offer, (b) the Effective Time or (c) the date when the Merger Agreement is terminated in accordance with the terms of the Merger Agreement, provided that the option to purchase the Stockholder Shares survives for one year under certain circumstances.

Item 4.	The Solicitation or Recommendation.

(a)	Recommendation of the Board of Directors.

The Arkona Board appointed the Special Committee to consider the Merger and the Offer and to make a recommendation regarding the Offer and the Merger to the Arkona Board and the Arkona stockholders. The Special Committee consists of Marc Fuller, Paul Henriod and Kent Misener, each of whom is independent under the listing standards of the NASDAQ Stock Market. On April 26, 2007, each of the Special Committee and the Arkona Board unanimously: (i) determined that the Offer and the Merger are advisable and in the best interests of Arkona and its stockholders, (ii) approved the Offer and the Merger in accordance with the DGCL, (iii) approved the Merger Agreement, and (iv) resolved to recommend that Arkona stockholders accept the Offer, tender their Shares in the Offer and, if necessary, approve the Merger and the Merger Agreement. Based on the foregoing, each of the Special Committee and the Arkona Board recommend that Arkona’s stockholders accept the Offer, tender their Shares under the Offer and, if a vote on the Merger is required, approve the Merger and the Merger Agreement.

(b)	Background and Reasons for the Recommendation by Arkona’s Board.

Background of the Offer.

Over the last several years, the Arkona Board has considered a variety of means for enhancing stockholder value, including potential sale transactions, potential acquisitions of other entities, and growth strategies as an independent entity. At many of its meetings over the last several years, the Arkona Board has reviewed Arkona’s short and long term business strategies as well as market trends in the industry and the challenges confronting Arkona in attaining its strategic objectives. From time to time, Arkona’s senior management team has been approached by third parties about the possibility of pursuing potential mergers, or other business combinations or strategic transactions. These discussions generally consisted of informal discussions about Arkona and its business based upon publicly available information and did not result in the submission of an indicative price for an offer to acquire Arkona. Mr. Rudd, as Arkona’s Chief Executive Officer and Chairman of the Board, kept the Arkona Board generally apprised of these discussions through both informal conversations and updates at meetings of the Arkona Board.

In late 2005, the Arkona Board authorized Arkona’s executive officers to seek alternatives for increasing stockholder value through acquisition, potential going private transactions, potential sale transactions or otherwise. During the following 8 to 10 months, Mr. Rudd and other officers of Arkona began to explore such alternatives with an investment bank and a private equity fund as well as three companies that gave formal merger or acquisition proposals for the consideration of the Arkona Board. In addition, the officers met with other companies to discuss possible transactions, but such discussions ended after a few meetings. Discussions with the investment bank and the private equity fund did not extend beyond exchanges of information. With respect to the merger or acquisition offers given by three companies, the Arkona Board determined that each such company was either not a good strategic fit for Arkona or did not offer sufficient consideration. The aggregate consideration offered by each of these persons for all or a substantial portion of Arkona was lower than the aggregate consideration in the Offer and the Merger.

On September 20, 2006, Richard McLeer (Senior Vice President, Planning and Strategy of DealerTrack), along with other representatives of DealerTrack, met with Mr. Rudd to discuss potential business relationships between Arkona and DealerTrack. These discussions continued, and in October 2006, DealerTrack requested, and Arkona provided, preliminary financial information regarding Arkona.

Mark O’Neil (Chairman and Chief Executive Officer of DealerTrack) and Mr. McLeer met with Richard Holland (President of Arkona and one of its directors) on December 7, 2006 to discuss a possible business combination, and on January 12, 2007, Mr. McLeer delivered to Mr. Holland a draft confidentiality agreement regarding a proposed negotiated transaction. This confidentiality agreement was to supplement an agreement executed in 2004 between DealerTrack, Inc., a subsidiary of DealerTrack, and Arkona with respect to commercial activities. On January 16, 2007, Arkona and DealerTrack executed the confidentiality agreement, and Arkona began to provide DealerTrack and its representatives with nonpublic information regarding business development and projected financial performance. From January 16, 2007 through April 26, 2007, representatives from DealerTrack and DealerTrack’s counsel, Goodwin Procter LLP (“Goodwin Procter”), conducted due diligence reviews of Arkona.

On January 19, 2007, DealerTrack submitted a written offer to acquire Arkona in a negotiated tender offer with an aggregate price in the range of $33 to $35 million, subject to due diligence by DealerTrack. DealerTrack’s offer was conditioned on the execution by Messrs. Rudd and Holland of agreements to tender shares beneficially owned by them in support of the transaction and to grant DealerTrack an option to purchase such shares if the transaction was not completed. In addition, DealerTrack’s offer was conditioned on the execution by Arkona of a letter agreement that provided an exclusivity period through May 15, 2007 to complete due diligence and finalize transaction documentation and a payment of $1.5 million to DealerTrack if the provisions relating to the exclusivity period were breached by Arkona or Messrs. Rudd or Holland. This offer was reviewed by a majority of the directors of Arkona at an informal meeting on January 22, 2007, and the consideration was determined to be inadequate. Mr. Rudd sent an email response declining the offer on January 25, 2007.

On February 5, 2007, while attending the National Automobile Dealers Association Convention and Exposition in Las Vegas, Nevada, Mr. O’Neil and Mr. Rudd discussed potential valuations of Arkona and related matters.

On February 16, 2007, Mr. O’Neil orally informed Mr. Rudd that DealerTrack intended to send a revised offer and orally informed Mr. Rudd of the terms. On that date, prior to receipt of the written offer, the Arkona Board met to discuss the terms of the expected offer and authorized management to execute an exclusivity letter.

On February 16, 2007, Mr. O’Neil delivered a revised offer to Mr. Rudd. The revised offer included a price of $55 million, subject to due diligence reviews by DealerTrack, and was conditioned on execution by Messrs. Rudd, Holland and Henriod of agreements prohibiting each of them from soliciting or facilitating a competing transaction prior to May 31, 2007 in exchange for DealerTrack’s agreement not to commence a tender offer below $55 million during the same exclusivity period. Mr. Rudd discussed such offer with individual directors and, on February 19, 2007, Arkona and Messrs. Rudd, Holland and Henriod executed the letter agreement. On February 21, 2007, the Arkona Board held a meeting at which it discussed and ratified the execution of the exclusivity letter, formed the

Special Committee in order to evaluate and make a recommendation with respect to the proposed transaction and authorized management, legal counsel and the Special Committee to commence discussions and negotiations.

On February 23, 2007, Messrs. O’Neil, McLeer, Rudd and Holland, along with Robert Cox (Senior Vice President, Chief Financial Officer of DealerTrack), Eric Jacobs (Senior Vice President, General Counsel of DealerTrack), Leland Boardman (Chief Financial Officer and Vice President of Operations of Arkona) and Mark Fuller (a member of the Arkona Board and the Special Committee) met telephonically, along with representatives of Goodwin Procter, Parr Waddoups Brown Gee & Loveless (“Parr Waddoups”) (counsel for Arkona) and a financial advisor to DealerTrack, to discuss the due diligence requirements and transaction timing.

On March 12, 2007, at a hotel conference room in Sandy, Utah (located near the Arkona corporate offices), Messrs. Rudd, Holland and Boardman, along with other representatives of Arkona, made presentations to Messrs. McLeer, Cox and Jacobs and Ana Herrera (Senior Vice President, Human Resources of DealerTrack), along with other representatives of DealerTrack, regarding Arkona’s business, personnel, operations, strategic plans and historical and projected financial performance.

In early March 2007, the Special Committee initiated discussions with, and on March 26, 2007 the Special Committee engaged, Roth Capital Partners, LLC (“Roth Capital Partners”) to act as financial advisor with respect to the proposed transaction.

On March 15, 2007, Goodwin Procter delivered to Parr Waddoups first drafts of the Merger Agreement and the Support Agreement. From March 29, 2007 to April 26, 2007, representatives of DealerTrack, representatives of Arkona, members of the Special Committee, Goodwin Procter and Parr Waddoups negotiated the terms and conditions of the proposed business combination, including the Merger Agreement. Also, from March 15, 2007 to April 26, 2007, Messrs. Rudd, Holland and Henriod, Arkona and DealerTrack, and their respective legal counsels, negotiated the terms and conditions of the Support Agreement DealerTrack required from Messrs. Rudd, Holland and Henriod as a condition to entering into the Merger Agreement. During that period, a number of drafts of the Merger Agreement and the Support Agreement were negotiated and exchanged between the parties. Also during the period, DealerTrack, Arkona and their respective representatives discussed and negotiated various issues, including without limitation, the scope of the representations and warranties, the top-up option to be granted to DealerTrack by Arkona, and the conditions upon which it could be exercised, the amount and structure of the termination fee and the expense reimbursement, the treatment of outstanding options and Arkona’s ability to respond to unsolicited inquires following the announcement of the transaction. During this period DealerTrack also negotiated the Consulting Agreement with Mr. Rudd and the Employment Agreement with Mr. Holland.

On April 19, 2007, the Special Committee, together with Parr Waddoups and Roth Capital Partners, held a meeting to discuss the principal business provisions of the Merger Agreement, including price, termination provisions, termination fees and related provisions. On April 19, 2007, at the direction of the Special Committee, Messrs. Rudd and Henriod contacted Mr. O’Neil to discuss price, termination provisions, termination fees and related provisions of the Merger Agreement as well as the option to be granted by Messrs. Rudd, Holland and Henriod pursuant to the Support Agreement.

On April 25, 2007, Mr. McLeer contacted Messrs. Rudd and Henriod to indicate that DealerTrack would be willing to increase the offer to $1.38 per share, for a total purchase price of approximately $58.9 million, net of any proceeds from the exercise of any options or warrants, if Arkona agreed to a termination fee of $2.275 million plus reimbursement of up to $500,000 of expenses and if Messrs. Rudd, Holland and Henriod agreed to a one-year option in the Support Agreement.

On April 25, 2007, the Special Committee met to consider the Merger Agreement and all related transactions and documents. At the meeting, the Special Committee received an updated presentation from Roth Capital Partners, reviewed the Merger Agreement and related documents and discussed the merits and risks of the proposed transaction and alternatives to the proposed transaction. This meeting was followed by a meeting of the Arkona Board at which the same issues were discussed. After the close of market on April 26, 2007, the Special Committee received the fairness opinion from Roth Capital Partners, approved the Merger Agreement, the Offer, the Merger and related documents and transactions and recommend the same to the Arkona Board and the Arkona stockholders. Promptly thereafter, the Arkona Board met and made the same approvals and stockholder recommendation.

On April 26, 2007, DealerTrack and Arkona entered into the Merger Agreement. Also on April 26, 2007, DealerTrack and Messrs. Rudd, Holland and Henriod entered into the Support Agreement. Before the opening of the market on April 27, 2007, DealerTrack and Arkona jointly announced their entry into the Merger Agreement.

Reasons for the Recommendation of the Arkona Board and the Special Committee.

In reaching their recommendation described in Section (a) of this Item 4 regarding the Offer, the Merger and the Merger Agreement, Arkona’s Board and the Special Committee considered a number of factors, including, without limitation, the following:

•	Arkona’s Operating and Financial Condition; Prospects of Arkona’s Business. The Arkona Board and the Special Committee considered Arkona’s current and historical financial condition and results of operations, as well as Arkona’s overall strategic goals and prospects, including the risks involved in achieving those goals, and the current and expected conditions in Arkona’s industry. In connection with this analysis, Arkona’s Board considered the size and growth of the market in its industry, market trends, recent consolidation in the industry and issues internal to Arkona.

•	Competitors. Arkona’s Board and the Special Committee considered the competition within Arkona’s industry, including current competitors in the industry, as well as potential competitors, both in the short term and in the long term, including the recent announcement by Microsoft Corporation of its intent to enter into the market. In this regard, Arkona’s Board and the Special Committee considered recent and expected developments by its competitors and Arkona’s market share and strategic position in its industry.

•	Capital Needs. Arkona’s Board and the Special Committee considered the capital that Arkona will likely require going forward in order to enhance its growth prospects and potential dilution and costs associated with raising such capital. The Arkona Board and the Special Committee also considered the relatively small amount of liquid assets at its disposal and Arkona’s potential difficulty in gaining access to additional funds on acceptable terms, or at all, based on its operating fundamentals and history.

•	Strategic Alternatives. Arkona’s Board and the Special Committee considered industry trends and the strategic alternatives available to Arkona, including remaining an independent public company, acquisitions of, or mergers with, other companies in the industry or related industries, investments by venture capital or other investors leveraged recapitalizations and leveraged buyouts by financial sponsors or private equity firms, as well as the risks and uncertainties associated with such alternatives. Arkona also considered the various terms and conditions of the indications of interest received in the past from third parties that expressed an interest in entering into a business combination with Arkona.

•	Transaction Financial Terms; Premium to Market Price. Arkona’s Board and the Special Committee considered the relationship of the Offer Price and the Merger Consideration to the historical market prices of the Common Shares. The Offer Price and Merger Consideration of $1.38 per Common Share to be paid in the Offer and the Merger represents (a) a premium of 2.99% over $1.34, the closing price of the Common Shares on the Over-The-Counter Bulletin Board (the “OTCBB”) on April 26, 2007, the date of execution of the Merger Agreement, (b) a premium of 6.2% over the one-week trailing average prior to the execution of the Merger Agreement, (c) a premium of 11.3% over the 30-trading-day trailing average prior to the execution of the Merger Agreement, and (d) a 94.9% premium over the three-month trailing average prior to the execution of the Merger Agreement. With respect to the Series B Preferred Shares, the consideration of $6.90 per share represents a premium of 590% over the price at which such shares were issued by Arkona in 2003. Arkona’s Board and the Special Committee also considered the historical trading prices of the Common Shares, and other factors affecting the Common Shares, including that they are listed on the OTCBB and not on an exchange, the relatively low trading volume, and limited liquidity.

•	Timing of Completion. Arkona’s Board and the Special Committee considered the anticipated timing of consummation of the transactions contemplated by the Merger Agreement and the structure of the transaction as a cash tender offer for all of the Shares, which should allow stockholders to receive the transaction consideration in a relatively short timeframe, followed by the Merger in which stockholders would receive the same consideration as received by stockholders who tender their Shares in the Offer.

Arkona’s Board and the Special Committee considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Arkona’s business would be subject to the potential uncertainty of closing the proposed transactions and related disruption.

•	Cash Consideration; Certainty of Value. Arkona’s Board and the Special Committee considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of the value of the proposed cash consideration payable pursuant to the Offer and the Merger, compared to stock or other consideration.

•	Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. Arkona’s Board and the Special Committee considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the relatively limited conditions in the Merger Agreement to the obligations of Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer, including that the consummation of the Offer and the Merger was not contingent on DealerTrack’s ability to secure financing commitments.

•	Opinion of Arkona’s Financial Advisor. Arkona’s Board and the Special Committee considered the financial analysis of Roth Capital Partners with respect to the Offer and the Merger and the opinion of Roth Capital Partners dated as of April 26, 2007, a copy of which is attached as Annex II hereto, which sets forth the procedures followed, assumptions made, qualifications and limitations on the review undertaken and other matters considered in connection with the preparation of the opinion. Roth Capital Partners’ opinion was directed to and for the information and use of the Special Committee and addressed only the fairness from a financial point of view as of April 26, 2007, of the consideration to be received by the holders of the Common Shares and Series B Preferred Shares in the Offer and the Merger. The opinion does not address any other aspects or implications of the transaction and does not constitute a recommendation as to whether the holders of the Common Shares and Series B Preferred Shares should tender their shares pursuant to the Offer or how such holders should vote or act on any other matters relating to the Offer or the Merger. Arkona’s Board and the Special Committee was aware that Roth Capital Partners was paid certain fees, as described in Item 5, in connection with rendering its opinion.

•	Ability to Respond to Unsolicited Takeover Proposals and Terminate the Merger Agreement to Accept a Superior Proposal. Arkona’s Board and the Special Committee considered the provisions in the Merger Agreement that provide Arkona the ability, subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with third parties that make an unsolicited proposal, and, subject to payment of a termination fee and the other conditions set forth in the Merger Agreement, to enter into a transaction with a party that makes a superior acquisition proposal for Arkona.

•	Termination Fee Provisions. Arkona’s Board and the Special Committee considered the termination fee provisions of the Merger Agreement and determined that they likely would not be a significant deterrent to competing offers. Arkona’s Board considered that, under specified circumstances, Arkona may be required to pay to DealerTrack a $2.275 million termination fee, and/or costs and expenses of DealerTrack in connection with the proposed transaction of up to $500,000, which Arkona’s Board and the Special Committee believed to be acceptable in the range of termination fees payable in comparable transactions.

•	Appraisal Rights. Arkona’s Board and the Special Committee considered the ability of Arkona stockholders who object to the Merger to obtain “fair value” for their Shares if they properly exercise their appraisal rights under the DGCL.

Arkona’s Board and the Special Committee also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the Merger Agreement, including the Offer and Merger, including the following:

•	Business Disruption. Arkona’s Board and the Special Committee considered the likelihood that, following announcement of the proposed Offer and Merger, Arkona’s business could be disrupted by a confluence of factors, including the possibility that: (i) Arkona’s competitors might try to solicit business from Arkona’s customers by suggesting to such customers that Arkona will no longer be in a position to provide or service its products on existing terms because of its ownership by DealerTrack; and (ii) Arkona’s management and employees may be distracted by the proposed transaction, and morale may be adversely affected by uncertainties regarding continued employment and the direction of Arkona following closing of the Merger.

•	Termination Fee. Arkona’s Board and the Special Committee considered the restrictions that the Merger Agreement impose on Arkona’s ability to solicit competing bids, and DealerTrack’s insistence, as a condition to entering into the Merger Agreement, that Arkona be required to pay to DealerTrack a $2.275 million termination fee, and/or costs and expenses of DealerTrack in connection with the proposed transaction of up to $500,000 under specified circumstances. Arkona’s Board and the Special Committee specifically considered the potential effect of those amounts in deterring other potential acquirers from proposing alternative acquisition proposals for Arkona and, if Arkona were to remain a separate entity, on Arkona’s liquidity and capital resources.

•	Failure to Close. Arkona’s Board and the Special Committee considered that the conditions to DealerTrack’s and the Purchaser’s obligation to accept for payment and pay for Shares tendered pursuant to the Offer and to consummate the Merger were subject to conditions, and the possibility that such conditions may not be satisfied, including as a result of events outside of Arkona’s control. Arkona’s Board and the Special Committee considered the fact that, if the Offer and Merger are not consummated, Arkona’s business may have suffered disruption due to reactions of Arkona’s customers, management and employees, including as described above under “Business Disruption,” Arkona’s directors, officers and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, and Arkona will have incurred significant transaction costs attempting to consummate the proposed transaction. Arkona’s Board and the Special Committee also considered the fact that, if the Offer and Merger are not completed, the market’s perception of Arkona’s continuing business could potentially result in a loss of customers, business partners and employees and that the trading price of the Common Shares could be adversely affected.

•	Pre-Closing Covenants. Arkona’s Board and the Special Committee considered that, under the terms of the Merger Agreement, Arkona would agree to carry on its business in the ordinary course of business consistent with past practice and, subject to specified exceptions, that it would not take a number of actions related to the conduct of its business without the prior written consent of DealerTrack. Arkona’s Board and the Special Committee further considered that these terms may limit Arkona’s ability to pursue business opportunities that it might otherwise pursue.

•	Cash Consideration. Arkona’s Board and the Special Committee considered the fact that, subsequent to completion of the Merger, Arkona would no longer exist as an independent public company and that the nature of the transaction as a cash transaction would prevent holders of the Common Shares and Series B Preferred Shares from being able to participate in any value that DealerTrack could generate going forward, as well as any future appreciation in value of Arkona’s business or equity.

•	Tax Treatment. Arkona’s Board and the Special Committee considered the fact that any gains in connection with the consummation of the Offer and the Merger as a result of holding Shares would be taxable to holders of the Shares for U.S. federal income tax purposes.

•	Potential Conflicts of Interest. Arkona’s Board and the Special Committee were aware of the potential conflicts of interest between Arkona, on the one hand, and certain of Arkona’s executive officers and directors, on the other hand, as a result of the transactions contemplated by the Offer and the Merger as described above in Item 3.

The Arkona Board and the Special Committee believed that, overall, the potential benefits of the Offer and the Merger to the Arkona stockholders outweighed the risks of the Offer and the Merger and provided the maximum value to Arkona’s stockholders. In analyzing the Offer and the Merger, Arkona’s management, Arkona’s Board and the Special Committee were assisted and advised by representatives of Roth Capital Partners and Arkona’s legal counsel, who reviewed various financial, legal and other considerations in addition to the terms of the Merger Agreement.

The foregoing discussion of information and factors considered by the Arkona Board and the Special Committee is not intended to be exhaustive. In light of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Arkona Board and the Special Committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. Moreover, each member of the Arkona Board and the Special Committee applied his own personal business judgment to the process and may have given different weight to different factors.

(c)	Intent to Tender.

To the knowledge of Arkona after reasonable inquiry, all of Arkona’s executive officers, directors and affiliates currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer and, if necessary, to vote such Shares in favor of adoption of the Merger and the Merger Agreement, except as follows: Kent Misener, a director and member of the Special Committee, plans to donate the 10,000 Common Shares he owns to a charitable institution, in part for tax planning purposes. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5.	Persons/Assets, Retained, Employed, Compensated or Used.

Roth Capital Partners has provided a fairness opinion in connection with the Offer and the Merger. Pursuant to the terms of Roth Capital Partners’s engagement, Arkona has agreed to pay Roth Capital Partners a cash fee equal to $100,000. In addition, Arkona has agreed to reimburse Roth Capital Partners for its reasonable out-of-pocket expenses (including reasonable fees and disbursements of legal counsel) incurred during its engagement and to indemnify Roth Capital Partners against certain liabilities, including liabilities under federal securities laws, arising out of Roth Capital Partners’s engagement.

In the ordinary course of business, Roth Capital Partners and its affiliates may actively trade the debt or equity securities and/or bank debt of Arkona and/or DealerTrack for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities or bank debt. Roth Capital Partners in the past has not provided investment banking or other services to Arkona.

Except as set forth above, neither Arkona nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to Arkona’s stockholders on its behalf concerning the Offer or the Merger, except that such solicitations or recommendations may be made by directors, officers or employees of Arkona, for which services no additional compensation will be paid.

Item 6.	Interest in Securities of the Subject Company.

None.

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in Items 2, 3 and 4 of this Schedule 14D-9, (a) Arkona is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of Arkona’s securities by Arkona, any of its subsidiaries, or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving Arkona or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of Arkona or any of its subsidiaries; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of Arkona and (b) except as otherwise set forth in this Schedule 14D-9, there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this Item 7.

Item 8.	Additional Information

(a)	Appraisal Rights.

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of Arkona who have neither voted in favor of the Merger nor consented thereto in writing, and who otherwise comply with the applicable procedures under DGCL Section 262, will be entitled to receive appraisal rights for the “fair value” of their shares as determined by the Delaware Court of

Chancery. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of DGCL Section 262, particularly the procedural steps required to perfect such rights.

The obligations of Arkona to notify stockholders of their appraisal rights will depend on how the Merger is effected. If a meeting is held to approve the Merger, Arkona will be required to send a notice to each stockholder of record not less than 20 days prior to the Merger that appraisal rights are available, together with a copy of DGCL Section 262. Within 10 days after the closing of the Merger, Arkona, as the surviving corporation of the Merger, will be required to send a notice that the Merger has become effective to each stockholder that delivered to Arkona a demand for appraisal prior to the vote and that has not voted in favor of the Merger. If the Merger is consummated through a short-form procedure, Arkona will be required to send a notice within 10 days after the Merger to all record holders of Shares at the time of the Merger. The notice will inform stockholders of the effective date of the Merger and of the availability of, and procedure for demanding, appraisal rights, and will include a copy of DGCL Section 262. FAILURE TO FOLLOW THE STEPS REQUIRED BY DGCL SECTION 262 FOR PERFECTING APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF SUCH RIGHTS. The foregoing summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to DGCL Section 262 and the Offer.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS IF THE MERGER IS COMPLETED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE APPLICABLE OFFER PRICE FOR THEIR COMMON SHARES AND SERIES B PREFERRED SHARES.

(b)	Rights Agreement Amendment.

In connection with the Merger Agreement, on April 26, 2007, Arkona and Atlas Stock Transfer Corporation entered into the Amended and Restated Rights Agreement (the “Amended Rights Agreement”) which amended and restated a Rights Agreement, dated December 20, 2000. The primary purpose and effect of the amendments contained in the Amended Rights Agreement was to permit the Arkona Board to except from the flip-in and other protective provisions of the Amended Rights Agreement any transactions or series of transactions, including a stock sale, merger, exchange offer or tender offer, determined by the Arkona Board to be an “Approved Transaction.” As a result of the amendment, an individual that would otherwise become an “Adverse Person” or an “Acquiring Person” under the Amended Rights Agreement will not be so designated if the Arkona Board has designated the triggering transactions as an Approved Transaction. On behalf of the Arkona Board, the Special Committee has designated the Offer, the Merger and all other transactions contemplated by the Merger Agreement as Approved Transactions under the Amended Rights Agreement. A summary of the principal terms of the Amended Rights Agreement can be found in Arkona’s Form 10-SB/A filed with the SEC on April 27, 2007, which summary is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Amended Rights Agreement which is filed as Exhibit 4.2 to such Form 10-SB/A and as Exhibit (e)(6) hereto and is incorporated herein by reference.

(c)	Anti-takeover Statute.

As a Delaware corporation, Arkona is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 would prevent an “interested stockholder” (generally defined as a person beneficially owning 15% or more of a corporation’s voting stock) from engaging in a “business combination” (as defined in Section 203) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) following the transaction in which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. In accordance with the provisions of Section 203, Arkona’s Board has approved the Offer, the Merger and the Merger Agreement, as described in Item 4 above and, therefore, the restrictions of Section 203 are inapplicable to the Offer, the Merger and the other transactions contemplated under the Merger Agreement.

(d)	Regulatory Approvals.

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the related rules and regulations that have been issued by the Federal Trade Commission (the “FTC”), certain transactions having a value above specified thresholds may not be consummated until specified information and documentary material have been furnished to the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. DealerTrack and Arkona believe that the requirements of the HSR Act do not apply to the acquisition of Shares in the Offer and the Merger.

The FTC and the Antitrust Division from time to time scrutinize the legality under the antitrust laws of transactions such as DealerTrack’s proposed acquisition of Arkona. At any time before or after Purchaser’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer and related transactions would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of DealerTrack, Arkona, or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, the parties may not be obligated to consummate the Offer or the Merger.

Arkona is not aware of any filings, approvals or other actions by or with any governmental authority or administrative or regulatory agency that would be required for DealerTrack’s or Purchaser’s acquisition or ownership of the Shares.

(e)	Vote Required to Approve the Merger.

The Arkona Board has approved the Offer, the Merger and the Merger Agreement in accordance with the DGCL. Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Purchaser will be able to effect the Merger after consummation of the Offer without a vote by Arkona’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger. In the event the minimum tender condition required to be met under the Merger Agreement has been satisfied, after the purchase of the Shares by Purchaser pursuant to the Offer, Purchaser will own a majority of the outstanding Shares and be able to effect the Merger without the affirmative vote of any other stockholder of Arkona.

Pursuant to the terms of the Merger Agreement, Arkona granted the Purchaser an irrevocable option, referred to as the “Top-Up Option,” exercisable only on the terms and subject to the conditions set forth in the Merger Agreement, to purchase, at a price per share equal to the Offer Price, newly issued Common Shares from Arkona in an amount up to the lowest number of Common Shares that, when added to the number of Shares that is then directly or indirectly owned by DealerTrack or the Purchaser, constitutes one share more than 90% of Common Shares after the issuance of the new shares sold to the Purchaser (determined on a fully diluted basis on the date of determination), provided that this Top-Up Option is not exercisable for a number of Common Shares in excess of the Common Shares authorized and unissued pursuant to Arkona’s Charter at the time of the exercise of the Top-Up Option. The Top-Up Option is exercisable only once (i) at any time following the date the Shares are accepted for payment by DealerTrack and Purchaser and prior to the earlier to occur of the Effective Time and the termination of the Merger Agreement in accordance with its terms, and (ii) at such time as DealerTrack and the Purchaser, directly or indirectly, own at least 66% of the Shares. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is incorporated by reference, as Exhibit (e)(1), into this Schedule 14D-9.

(f)	Fairness Opinion of Roth Capital Partners.

Arkona retained Roth Capital Partners to render an opinion to the Special Committee as to the fairness, from a financial point of view, to Arkona’s shareholders, of the consideration to be received by such holders in connection with the proposed Offer and Merger. On April 26, 2007, Roth Capital Partners rendered their written fairness opinion to the Special Committee, to the effect that, as of such date and based upon and subject to certain matters stated therein, the consideration of $1.38 cash per Common Share and $6.90 cash per Series B Preferred Share to be received by holders of outstanding Common Shares and Series B Preferred Shares, respectively, in the Offer and the Merger were fair, from a financial point of view, to such shareholders.

The full text of Roth Capital Partners’ opinion, which sets forth the assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken by Roth Capital Partners in rendering their opinion, is attached as Annex II to this Schedule 14D-9. Arkona shareholders are urged to read Roth Capital Partners’ opinion in its entirety.

Roth Capital Partners’ opinion is directed only to the consideration to be received in the Offer and the Merger and does not constitute a recommendation to any Arkona shareholder as to whether or not to tender any Shares in the Offer or how such shareholder should vote if asked to vote on the Merger. The summary set forth in this document of Roth Capital Partners’ opinion is qualified in its entirety by references to the full text of the opinion attached hereto.

In connection with rendering their opinion, Roth Capital Partners, among other things:

•	reviewed drafts of the Merger Agreement and the Support Agreement, each dated April 26, 2007;

•	reviewed certain publicly available business and financial information concerning Arkona and the industries in which it operates;

•	compared the proposed financial terms of the Offer and the Merger with publicly available financial terms of certain transactions involving companies they deemed relevant and the consideration received for such companies;

•	compared the financial and operating performance of Arkona with the publicly available information concerning certain other companies they deemed relevant and reviewed the current and historical market prices of the Common Shares and certain publicly traded securities of such other companies;

•	reviewed certain internal financial analyses and forecasts prepared by Arkona’s management relating to its business; and

•	performed such other financial studies and analyses and considered such other information as they deemed appropriate for the purposes of its opinion.

In conducting their review and arriving at their opinion, Roth Capital Partners assumed and relied upon the accuracy and completeness of all financial, accounting, tax and other information discussed with or provided to them by Arkona or which is publicly available. Roth Capital Partners did not undertake any responsibility for the accuracy, completeness or reasonableness of, or to independently verify, such information. Roth Capital Partners further relied on the assurances of management of Arkona that they are not aware of any facts that would make any of the information reviewed by them inaccurate, incomplete or misleading in any respect. Roth Capital Partners assumed that the projections for Arkona and other information provided to them by the management of Arkona were reasonably prepared by such management reflecting the best currently available estimates and good faith judgments of such management as to the future financial performance of Arkona, and such projections and other information provide a reasonable basis for their opinion. Roth Capital Partners was not engaged to assess the achievability of any projections or the assumptions on which they were based, and Roth Capital Partners expressed no view as to such projections or assumptions. The financial projections for Arkona do not take into account any circumstances or events occurring after the date they were prepared. In addition, factors such as industry performance, general business, economic, regulatory, market and financial conditions, as well as changes to the business, financial condition or results of operations of Arkona, may cause the financial projections or the underlying assumptions to be inaccurate. As a result, the financial projections for Arkona may not be relied upon as necessarily indicative of future results.

In addition, Roth Capital Partners did not assume any responsibility for any independent valuation or appraisal of the assets or liabilities of Arkona, nor were they furnished with any such valuation or appraisal. Roth Capital Partners also assumed that the Offer and the Merger will be consummated on substantially the same terms and conditions as set forth in the April 26, 2007 draft of the Merger Agreement reviewed by them. Roth Capital Partners expressed no opinion as to the underlying business decision to effect the Offer and the Merger, the structure or tax consequences of the Offer and the Merger or the availability or advisability of any alternatives to the Offer and the Merger. Roth Capital Partners did not structure, or negotiate the terms of, the Offer or the Merger. The opinion is limited to the fairness, from a financial point of view, of the consideration to be received in the Offer and the Merger to Arkona’s shareholders. Roth Capital Partners did not, and does not, express an opinion with respect to any other reasons, legal, business, or otherwise, that may support the decision of the Arkona Board to approve or consummate the Offer or the Merger.

Roth Capital Partners’ opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to them on, the date of their opinion.

Roth Capital Partners, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Roth Capital Partners may provide investment banking services to Arkona in the future. Roth Capital Partners provides a full range of financial advisory and securities services and, in the course of their normal trading activities, may from time to time effect transactions and hold securities, including derivatives, of Arkona for Roth Capital Partners’ own account and for the accounts of customers.

In connection with the Offer and the Merger, Arkona engaged Roth Capital Partners to provide an opinion to the Special Committee as to the fairness, from a financial point of view, to Arkona’s shareholders, of the consideration to be received by such holders in connection with the proposed Offer and the Merger. Roth Capital Partners will receive a fee for services rendered in connection with delivery of the fairness opinion provided to Arkona, plus reimbursement of out of-pocket expenses. No portion of Roth Capital Partners’ fee is contingent upon the conclusions reached in their opinion. Arkona also agreed to indemnify Roth Capital Partners against certain liabilities, including liabilities under the federal securities laws.

In conducting their investigation and analyses and in arriving at their opinion expressed herein, Roth Capital Partners has taken into account such accepted financial and investment banking procedures and considerations as Roth Capital Partners has deemed relevant, including the review of: (i) historical and projected revenues, operating income, net income and capitalization of Arkona, and certain other publicly held companies in businesses Roth Capital Partners believes to be comparable to Arkona; (ii) the current and projected financial position and results of operations of Arkona; (iii) the historical market prices and trading activity of the Common Shares; (iv) financial and operating information concerning selected business combinations, which Roth Capital Partners deemed comparable in whole or in part; and (vi) the general condition of the securities markets.

In arriving at their opinion, Roth Capital Partners made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Roth Capital Partners believes that their analyses must be considered as a whole and that selecting portions of its analyses, without considering all analyses, would create an incomplete view of the process underlying their opinion.

The following is a summary of the material financial analyses presented by Roth Capital Partners to the Special Committee in connection with providing their opinion.

Comparable Company Trading Multiple Analysis:

Roth Capital Partners reviewed certain financial information of comparable publicly traded companies selected solely by Roth Capital Partners. The comparable public companies included: American Software, Inc., Ariba, Inc., Epicor Software Corporation, I2 Technologies, Inc., JDA Software Group, Inc., Logility, Inc., Manhattan Associates, Inc., QAD, Inc. and Radiant Systems, Inc. (collectively, the “Comparables”). The Comparables were selected to account for enterprise resource planning and supply chain management companies. Roth Capital Partners calculated financial ratios of the Comparables based on the most recent publicly available information. Roth Capital Partners calculated financial ratios, including the multiples of: (i) enterprise value (“EV”) to latest 12 months (“LTM”) revenues, (ii) EV to LTM operating income, (iii) EV to projected calendar year 2007 (“NCY”) revenues of the Comparables based on the most recent publicly available information and (v) EV to NCY operating income of the Comparables based on the most recent publicly available information. “EV” is calculated by adding an entity’s market capitalization to the book value of its existing debt and preferred stock less cash and cash equivalents.

Roth Capital Partners’s analysis showed that the multiples exhibited by the Comparables was as follows:

Comparable Company Trading Multiples

	Low		High		Mean		Median

EV as multiple of:
LTM revenues	1.2	x	2.6	x	2.1	x	2.3x
NCY revenues	1.1	x	2.2	x	1.9	x	2.0x
LTM operating income	13.0	x	99.1	x	34.0	x	21.9x
NCY operating income	11.4	x	29.1	x	16.8	x	14.9x

Roth Capital Partners derived EV indications for Arkona by applying selected revenue and operating income multiples to operating results for the 12 months ended March 31, 2007 and projected revenues and earnings for the calendar year ending approximately December 31, 2007. Based on the above, the resulting indications of the EV of the operations of Arkona ranged from approximately $29.6 million to $32.6 million under this approach.

After determining the EV of the operations of Arkona, Roth Capital Partners made certain adjustments to determine equity value, including adjustments to reflect (i) certain debt obligations of Arkona, (ii) an adjustment to reflect control of Arkona, (iii) an adjustment to reflect contingent liabilities of Arkona, and (iv) cash and cash equivalents. After consideration of these adjustments, Roth Capital Partners estimated the market value of equity (“MVE”) of Arkona using the market multiple methodology to be in the range of $29.9 million to $32.9 million, or $0.70 per share to $0.77 per share, respectively.

Precedent Transaction Analysis:

Roth Capital Partners reviewed the consideration paid in certain change of control acquisitions of selected publicly traded companies that Roth Capital Partners deemed relevant. Roth Capital Partners refers to these transactions as the selected precedent transactions.

The selected precedent transactions reviewed by Roth Capital Partners were:

Effective	Target	Acquirer

April 5, 2007	Embarcadero Technologies, Inc.	Thoma Cressey Bravo
April 4, 2007	webMethods, Inc.	Software AG
April 1, 2007	Quovadx, Inc.	Battery Ventures
December 6, 2006	Docucorp International, Inc.	Skywire Software, LLC
November 18, 2006	Netsmart Technologies, Inc.	Bessemer Venture Partners, InSight Venture Partners
October 23, 2006	MetaSolv, Inc	Oracle Corp.
October 20, 2006	Indus International, Inc.	MDSI Mobile Data Solutions, Inc.
September 5, 2006	Click Commerce, Inc.	Illinois Tool Works, Inc.
June 5, 2006	Onyx Software Corp.	Made2Manage Systems, Inc.
April 27, 2006	Systems Union Group plc	Extensity, Inc.
April 24, 2006	Manugistics Group, Inc.	JDA Software Group, Inc.
January 4, 2006	Datastream Systems, Inc.	Infor Global Solutions, Inc.
November 7, 2005	Extensity, Inc.	Golden Gate Capital
November 3, 2005	Verity, Inc.	Autonomy Corp plc
October 20, 2005	Captiva Software Corp.	EMC Corp.
September 21, 2005	CCC Information Services Group, Inc.	Investcorp Bank BSC
September 19, 2005	Peregrine Systems, Inc.	Hewlett-Packard Co.
October 3, 2005	E.piphany, Inc.	SSA Global Technologies, Inc.
June 27, 2005	SeeBeyond Technology Corp.	Sun Microsystems, Inc.
June 2, 2005	Intentia International AB	Lawson Software, Inc.
April 28, 2005	MDI Technologies, Inc.	Logibec Groupe Informatique Ltee

This analysis produced the following multiples in change of control transactions:

Precedent Transaction Multiples

	Low		High		Mean		Median

EV as multiple of:
LTM revenues	1.2	x	4.0	x	2.1	x	1.9x
LTM operating income	9.7	x	79.7	x	29.7	x	18.8x

Roth Capital Partners reviewed relevant transaction since April 2005. Roth Capital Partners reviewed the foregoing transactions to understand the range of multiples of revenues and operating income paid for companies in the industry.

Roth Capital Partners derived EV indications of Arkona by applying selected revenue multiples to certain operating results for the 12 months ended March 31, 2007. Based on this approach, the resulting indications of the EV of the operations of Arkona ranged from approximately $22.7 million to $29.6 million.

After determining the EV of the operations of Arkona, Roth Capital Partners made certain adjustments to determine equity value including adjustments to reflect (i) certain debt obligations of Arkona, (ii) contingent liabilities of Arkona, and (iii) the dilutive effect of certain stock options outstanding. After consideration of such adjustments, Roth Capital Partners estimated the MVE of Arkona, using the comparable transaction methodology, to be in the range of $23.1 million to $29.9 million, or $0.54 per share to $0.70 per share, respectively.

Roth Capital Partners analyzed the proposed premium to be paid in the Offer and the Merger. Based on the closing trading price of the Common Shares on April 25, 2007, the last trading day before the execution of the Merger Agreement, the Merger Consideration represents a 3.8% premium, a 6.2% premium to the one-week trailing average prior to the announcement, a 11.3% premium to the 30-trading-day trailing average prior to the announcement and a 94.9% premium to the three-month trailing average prior to the announcement.

Discounted Cash Flow Analysis.

Roth Capital Partners performed a discounted cash flow analysis on the projected cash flows of Arkona for the fiscal years ending March 31, 2007 through March 31, 2012, using projections and assumptions provided by Arkona’s management. Roth Capital Partners used a range of discount rates (15.0% to 19.0%) and perpetuity growth rates (1.0% to 5.0%) based on forecasted cash flows for the fiscal year ending March 31, 2012 to calculate a range of implied equity values per Common Share. Based on their discounted cash flow analysis, Roth Capital Partners derived a range of implied equity values per Common Share of $1.15 to $1.50.

The aforementioned comparable company trading multiple, precedent transaction and discounted cash flow methodologies provided Roth Capital Partners with indications of the MVE for Arkona which ranged from $0.54 to $1.50 per share, compared to $1.38 per share in the Offer and the Merger. Based on the above analyses, Roth Capital Partners determined that the consideration to be received by the shareholders of Arkona in connection with the Offer and the Merger is fair to them from a financial point of view.

As a matter of course, Arkona does not publicly disclose forward-looking financial information. Nevertheless, in connection with their review, Roth Capital Partners considered financial projections. These financial projections were prepared by the management of Arkona. The financial projections were prepared under market conditions as they existed as of approximately April 2007 and Arkona’s management does not intend to provide Roth Capital Partners with any updated or revised financial projections.

The summary set forth above describes the material points of more detailed analyses performed by Roth Capital Partners in arriving at their opinion. The preparation of a fairness opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and application of those methods to the particular circumstances and is therefore not readily susceptible to summary description. In arriving at their opinion, Roth Capital Partners made qualitative judgments as to the significance and relevance of each analysis and factor. Accordingly, Roth Capital Partners believes that their analyses and summary set forth herein must be considered as a whole and that selecting portions of their analyses, without considering all analyses and factors, or portions of this summary, could create an incomplete and/or inaccurate view of the processes underlying the conclusions set forth in their opinion. In their analysis, Roth Capital Partners made numerous assumptions with respect to Arkona, the Offer and the Merger, industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the respective entities. The estimates contained in such analyses are not necessarily indicative of actual values or predictive of future results or values, which may be more or less favorable than suggested by such analyses. Additionally, analyses relating to the value of businesses or securities of Arkona are not appraisals. Accordingly, such analyses and estimates are inherently subject to substantial uncertainty.

The Roth Capital Partners opinion was just one of the many factors taken into consideration by the Special Committee. Consequently, Roth Capital Partners’ analysis should not be viewed as determinative of the decision of the Special Committee with respect to the fairness of the consideration to be received, from a financial point of view, by the stockholders of Arkona in the Offer and the Merger.

(g)	Certain Projections

Arkona does not as a matter of course make public projections as to future performance, earnings or other results beyond the current fiscal year, and is especially wary of making projections for extended periods due to the unpredictability of the underlying assumptions and estimates. However, in connection with the due diligence review of Arkona by DealerTrack, Arkona provided to DealerTrack non-public internal financial forecasts regarding its anticipated future operations for the fiscal years ended March 31, 2007 and 2008. A summary of these internal financial forecasts is set forth below.

The internal financial forecasts were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American

Institute of Certified Public Accountants for preparation and presentation of financial forecasts. In addition, the forecasts were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The financial forecasts do not comply with generally accepted accounting principles. The summary of these financial forecasts is not being included in this Schedule 14D-9 to influence a stockholder’s decision whether to tender his or her Shares in the Offer, but because these internal financial forecasts were made available by Arkona to DealerTrack.

These internal financial forecasts were based on numerous variables and assumptions that are inherently uncertain and may be beyond the control of Arkona’s management. Important factors that may affect actual results and result in the forecast results not being achieved include, but are not limited to, the rate of new installations of Arkona’s Dealer Management Suite product; the retention of customers; the commencement of and increase in royalty payments under license agreements; failure to develop competitive products; factors affecting pricing; the failure to retain key management and technical personnel of Arkona; adverse reactions to the Offer by customers, suppliers and strategic partners and other risks described in Arkona’s report on Form 10-KSB filed with the SEC for the fiscal year ended March 31, 2006, as amended. In addition, the internal financial forecasts may be affected by Arkona’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Arkona’s control. The internal financial forecasts also reflect assumptions as to certain business decisions that are subject to change.

Accordingly, there can be no assurance that the results anticipated by the internal financial forecasts will be realized, and actual results may vary materially from those shown, including for the fiscal year ended March 31, 2007. The inclusion of these internal financial forecasts in this Schedule 14D-9 should not be regarded as an indication that any of Arkona, DealerTrack or their respective affiliates, advisors or representatives considered or consider the internal financial forecasts to be predictive of actual future events, and the internal financial forecasts should not be relied upon as such. None of Arkona, DealerTrack or their respective affiliates, advisors, officers, directors, partners or representatives can give any assurance that actual results will not differ from these internal financial forecasts, and none of them undertakes any obligation to update or otherwise revise or reconcile the internal financial forecasts to reflect circumstances existing after the date such internal financial forecasts were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the financial forecasts are shown to be in error. Neither of Arkona, nor, to the knowledge of Arkona, DealerTrack, intends to make publicly available any update or other revisions to these internal financial forecasts. None of Arkona or its respective affiliates, advisors, officers, directors, partners or representatives has made or makes any representation to any shareholder or other person regarding the ultimate performance of Arkona compared to the information contained in these internal financial forecasts or that forecasted results will be achieved. Arkona has made no representation to DealerTrack, in the Merger Agreement or otherwise, concerning these internal financial forecasts.

Company Forecast Financial Information

	Forecast as of
	March 12, 2007
	FY 2007	FY 2008

Revenues	$14,015,304	$20,013,000
Cost of Sales	7,122,696	9,787,000

Gross Profit	6,892,608	10,226,000

Total Expenses	5,882,891	7,131,650

Net Income (Loss) Before Tax	$1,009,717	$3,094,350

Income Tax (Provision) Benefit	561,179	1,500,000
Net Income (Loss)	1,570,896	4,594,350

EBITDA
Net Income (Loss) Before Tax	1,009,717	3,094,350
Interest Expense	27,484	36,000
Depreciation Expense	275,594	336,300
Amortization Expense	362,131	468,000

Total EBITDA	$1,674,926	$3,934,650

Assumptions

The information set forth in the above table assumes that Arkona will not consummate any acquisitions or enter into any additional international licensing agreements after March 31, 2007.

Item 9.	Exhibits.

(a)(1)(A)	Offer to Purchase, dated May 1, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of DealerTrack and Purchaser, filed with the SEC on May 1, 2007).
(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of DealerTrack and Purchaser, filed with the SEC on May 1, 2007).
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(A)	Joint press release issued by Arkona and DealerTrack, dated April 27, 2007 (incorporated by reference to Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC by Arkona on April 27, 2007).
(a)(5)(B)	Opinion of Roth Capital Partners, LLC, dated April 26, 2007 (included as Annex II to this Schedule 14D-9) (included in mailing to Arkona Stockholders).
(a)(5)(C)	Summary Newspaper Advertisement as published in the Wall Street Journal on May 1, 2007 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO of DealerTrack and Purchaser filed with the SEC on May 1, 2007).
(e)(1)	Agreement and Plan of Merger, dated as of April 26, 2007, by and among DealerTrack, Purchaser and Arkona (incorporated by reference to Exhibit 2.1 to Current Report on Form 8-K filed with the SEC by Arkona on April 27, 2007).
(e)(2)	Confidentiality Agreement, dated as of January 10, 2007, by and between DealerTrack and Arkona (incorporated by reference to Exhibit (d)(2) to the Schedule TO of DealerTrack and Purchaser filed with the SEC on May 1, 2007.)
(e)(3)	Tender and Support Agreement, dated April 26, 2007, by and among DealerTrack, Purchaser, Alan Rudd, Richard Holland and Paul Henriod (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K filed by DealerTrack on April 27, 2007).

(e)(4)	Employment Agreement, dated April 26, 2007, by and between Purchaser, Arkona and Richard Holland (incorporated by reference to Exhibit 10.1 to Current Report on Form 8-K filed with the SEC by Arkona on April 27, 2007).
(e)(5)	Consulting Agreement, dated April 26, 2007, by and between DealerTrack and Alan Rudd (incorporated by reference to Exhibit (d)(5) to the Schedule TO of DealerTrack and Purchaser filed with the SEC on May 1, 2007).
(e)(6)	Amended and Restated Rights Agreement, dated April 26, 2007, by and between Arkona and Atlas Stock Transfer Corporation (incorporated by reference to Exhibit 4.2 to the Form 10-SB/A filed with the SEC by Arkona on April 27, 2007).
(g)	None.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete, and correct.

ARKONA, INC.

By	/s/ Alan Rudd
Alan Rudd
Chief Executive Officer

May 1, 2007

ANNEX I

Arkona, Inc.
10757 South River Front Parkway, Suite 400
South Jordan, Utah 84095

INFORMATION STATEMENT PURSUANT TO
SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

This Information Statement is being mailed on or about May 1, 2007 as a part of Arkona’s Solicitation/Recommendation Statement on Schedule 14D-9, with respect to the tender offer by Purchaser to the holders of record of Common Shares and Series B Preferred Shares. Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible appointment of persons designated by DealerTrack without a meeting of Arkona stockholders to a majority of the seats on the Arkona Board. Such designation would be made pursuant to Section 2.03 of the Merger Agreement.

Pursuant to the Merger Agreement, Purchaser commenced the Offer on May 1, 2007 to purchase all of the outstanding Common Shares at $1.38 per share, net to the seller in cash, and to purchase all outstanding Series B Preferred Shares at $6.90 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer. Unless extended in accordance with the terms and conditions of the Merger Agreement, the Offer is scheduled to expire at 12:00 midnight, New York City time, on May 29, 2007, at which time, if all conditions to the Offer have been satisfied or waived, Purchaser will purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn. Copies of the Offer to Purchase and the accompanying Letter of Transmittal have been mailed to the Arkona stockholders and are filed as exhibits to the Tender Offer Statement on Schedule TO filed by Purchaser and DealerTrack with the SEC on May 1, 2007.

The Merger Agreement provides that, promptly after such time as Purchaser accepts for payment Common Shares and Preferred Shares pursuant to the Offer and subject to compliance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 thereunder, DealerTrack will be entitled to designate such number of directors of the Arkona Board (rounded down to the next whole number unless DealerTrack and its affiliates at such time beneficially own a majority of the outstanding Common Shares (on a fully diluted basis) and in such case, then such number of directors shall be rounded up to the next whole number) equal to the product of the total number of directors on the Arkona Board multiplied by the percentage that the aggregate number of the Shares beneficially owned by DealerTrack or any of its affiliates bears to the total number of the Shares then outstanding. In connection with the foregoing, Arkona will promptly obtain the resignation of such number of its current directors as is necessary to enable DealerTrack’s designees to be elected or appointed to the Arkona Board. However, prior to the Effective Time, the Arkona Board will always have at least two members who are not officers, directors, employees or designees of DealerTrack. Following the election or appointment of DealerTrack’s designees to the Arkona Board and prior to the Effective Time, any amendment or termination of the Merger Agreement, any extension by Arkona of the time for performance of any of the obligations or other acts of DealerTrack or Purchaser, any waiver of Arkona’s rights under the Merger Agreement, or the taking of any action by Arkona in connection with the Merger Agreement required to be taken by the Arkona Board, if such amendment, termination, extension, waiver or action would or could reasonably be expected to have an adverse effect on the stockholders of Arkona other than DealerTrack and its affiliates, will require the concurrence of the two directors of Arkona then in office who are not officers, directors, employees or designees of DealerTrack or its affiliates.

This Information Statement is required by Section 14(f) of the Exchange Act and Rule 14f-1 thereunder in connection with the appointment of DealerTrack’ designees to the Arkona Board.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information herein incorporated by reference) concerning DealerTrack, Purchaser and DealerTrack’s designees has been furnished to Arkona by DealerTrack, and Arkona assumes no responsibility for the accuracy or completeness of such information.

DEALERTRACK DESIGNEES TO ARKONA BOARD OF DIRECTORS

Mark F. O’Neil has served as DealerTrack’s Chairman of the Board, President and Chief Executive Officer since May 2005 and has served as a member of its board of directors since August 2001. From August 2001 to May 2005, Mr. O’Neil served as DealerTrack’s Chief Executive Officer and President. From February 2001 to May 2005 and since August 2006, Mr. O’Neil has served as President, and he continues to serve as Chairman of the Board, Chief Executive Officer and a director, of DealerTrack, Inc. Mr. O’Neil began his career at Intel Corporation, where he first developed knowledge of the technology industry. He subsequently worked for McKinsey & Co. before moving to the automotive industry in the late 1980’s. Mr. O’Neil’s experience in the automotive industry includes serving as President of Ertley MotorWorld, a dealer group based in Pennsylvania. From this traditional retail dealer group, Mr. O’Neil went on to co-found and lead the development and rollout of CarMax, Inc., a publicly-held used automobile retailer. From June 2000 to January 2001, Mr. O’Neil was President and Chief Operating Officer of Greenlight.com, an online automotive sales website. Mr. O’Neil also serves as a director of DealerTire LLC, a privately held company. Mr. O’Neil holds a BS in Industrial Engineering from Worcester Polytechnic Institute and an MBA from Harvard Business School.

Robert J. Cox III has served as DealerTrack’s Senior Vice President, Chief Financial Officer and Treasurer since November 2004. From May 2002 to October 2004, Mr. Cox was DealerTrack’s Vice President of Finance and Treasurer, from January 2002 to April 2002, Mr. Cox served as DealerTrack’s Vice President of Finance, Treasurer and Secretary, from August 2001 to December 2001, Mr. Cox served as DealerTrack’s Director of Finance, Treasurer and Secretary, and from June 2001 to July 2001, Mr. Cox served as Director of Finance, Treasurer and Secretary for DealerTrack, Inc. In 1998, Mr. Cox joined Triton International, Inc., a facilities-based provider of wireless and wire-line telecommunications products, as its Executive Vice President and Chief Financial Officer and left in January 2001. In 1991, he joined Green Stamp America, Inc., a real estate investment company, as their Controller and was elevated to the position of Chief Financial Officer in 1996. Mr. Cox began his career at KPMG LLP in the audit practice. Mr. Cox holds a BS in Accounting from St. Bonaventure University and an MBA from the Columbia University Graduate School of Business and is a certified public accountant.

Eric D. Jacobs has served as DealerTrack’s Senior Vice President, General Counsel and Secretary since January 2004 and President of dealerAccess Canada, Inc., DealerTrack’s Canadian subsidiary, since August 2006. From April 2002 to December 2003, Mr. Jacobs served as DealerTrack’s Vice President, General Counsel and Secretary. Mr. Jacobs was an associate at the international law firm of O’Melveny & Myers LLP where he specialized in general corporate and securities law from August 1998 to April 2002. Prior to becoming an attorney, Mr. Jacobs was an audit manager at KPMG LLP. Mr. Jacobs holds a BS in Business Administration with a major in Accounting, magna cum laude, from Rider University and a JD, with honors, from the Rutgers School of Law-Newark, and is a certified public accountant.

GENERAL INFORMATION CONCERNING THE COMPANY

The Common Shares and the Series B Preferred Shares are the only classes of voting securities of Arkona outstanding that are entitled to vote at a meeting of the stockholders of Arkona. Each Common Share or Series B Preferred Share entitles its record holder to one vote on all matters submitted to a vote of Arkona’s stockholders. As of April 23, 2007, there were 33,484,740 Common Shares outstanding and 575,000 Series B Preferred Shares outstanding, with each Series B Preferred Share being convertible into five Common Shares at the election of the holders. As of the date of this Information Statement, DealerTrack and its affiliates do not own any Common Shares or Series B Preferred Shares.

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CURRENT BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
OF THE COMPANY DIRECTORS

The Arkona Board currently consists of five members. Each director serves until the next annual meeting of stockholders and until his successor is duly elected and qualified. The following table sets forth certain information with respect to our directors.

Name	Age	Position	Director Since

Alan Rudd	55	Chief Executive Officer, Chairman of the Board	January 2000
Richard Holland	46	President, Director	November 2000
Paul Henriod	54	Director	December 2004
Kent A. Misener	54	Director	December 2004
Marc A. Fuller	38	Director	August 2005

The following are brief biographies of each current member of the Arkona Board.

Alan Rudd joined Arkona as Chairman and Chief Executive Officer on January 1, 2000. Rudd brings more than 25 years experience in the computer industry to Arkona. From March 1996 to November 1999, Rudd was the Chief Executive Officer of Vinca Corporation, a Utah-based company that provided continuous availability software for Microsoft, Novell and IBM distributed network platforms. In recognition of his achievements at Vinca, Rudd was named Utah’s 1999 Entrepreneur of the Year. Vinca was acquired by Legato Systems, Inc. of Palo Alto, California in 1999. Prior to joining Vinca Corporation, Rudd spent 10 years in senior management positions at Novell, Inc. His positions at Novell included Legal Counsel, Regional Sales Manager, Area Sales Director and Vice President of OEM Operations. Rudd has a Bachelor’s Degree in Business Administration and Finance, as well as a Juris Doctorate from Brigham Young University.

Richard Holland joined Arkona as a director and Vice President in November 2000 and has been President of Arkona since April 2001. Holland was formerly the President and co-founder of Ensign Information Systems, Inc., where he worked from 1994 to 2000, and has been designing and developing technology systems for more than 23 years. As co-founder of Ensign Information Systems, Holland was the chief architect of Arkona’s dealer management software. Before starting Ensign Information Systems in 1994, Holland was the national sales manager for Cars/Dyatron, a specialist in General Motors dealership software, from 1980 to 1994. Prior to working at Cars/Dyatron, he was general manager of Advanced Computer Systems, the first company to introduce IBM PC-based systems for the automotive dealer industry. Holland has a Bachelor of Science Degree in Tax Accounting and Finance from the University of Utah. He is also a Certified IBM Professional.

Paul Henriod has served as a director of Arkona since December 2004. Henriod is the President of eReinsure.com, Inc., a leading provider of web-hosted technologies for the reinsurance industry. Prior to joining eReinsure in 2000, Henriod held several management positions with AON Insurance, including Managing Director of AON Technology Group, President of AON Risk Services of Utah and President of AON Risk Services of Colorado. Prior to AON, Henriod owned and managed ITA Insurance prior to its sale to AON Insurance.

Kent A. Misener has served as a director of Arkona since December 2004. Since 1983, Misener has been the Treasurer and Chief Investment Officer of Deseret Mutual Benefit Administrators, with approximately $5 billion in assets under management. Misener is also a member of the board of directors of Deseret First Federal Credit Union CUSO and a member of the investment committees of various nonprofit corporations, including Intermountain Healthcare Corporation. Misener is a CFA Charter holder and a member of the Salt Lake City Society of Financial Analysts. Misener has a Bachelor’s Degree in Economics and Business Administration, as well as a Masters of Business Administration Degree from Utah State University.

Marc A. Fuller has served as a director of Arkona since August 2005. Fuller joined Leucadia National Corporation (NYSE: LUK), a diversified holding company engaged in a variety of business, in 1998. While at Leucadia, Fuller has held executive management positions at various operating companies including Chief Financial Officer for American Investment Bank, NA from November 2002 to July 2005. Since July 2005, Fuller has been the President of BIA Investments, LLC and serves on the boards of directors of Sangart, Inc., Chakshu Research and Goober Drilling. Prior to joining Leucadia, Fuller was an Associate at Robertson Coleman, a

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merchant bank based in San Francisco, as well as a financial analyst in the Corporate Finance Group for CS First Boston in New York. Fuller earned a Bachelor of Arts Degree in Economics from Brigham Young University in 1993 and a Masters of Business Administration Degree from Harvard University in 1998.

No family relationship exists among any of Arkona’s directors or executive officers or persons designated by DealerTrack to become directors.

COMMITTEES OF THE BOARD OF DIRECTORS

During the fiscal year ended March 31, 2007, Arkona’s Board held formal meetings and also met informally on numerous occasions to approve relevant matters by written consent. All incumbent directors attended at least 75% of all board meetings and applicable committee meetings. All five directors attended Arkona’s annual meeting last year. Each of Messrs. Henriod, Misener and Fuller, who are current members of the Arkona Board, are independent according to the listing standards of the NASDAQ Stock Market. Each of Messrs. Rudd and Holland are officers of Arkona and are not independent.

Audit Committee

In August 2005, the Arkona Board appointed an Audit Committee consisting of Messrs. Fuller (Chair), Henriod and Misener. All members of the Audit Committee are independent according to the listing standards of the NASDAQ Stock Market, and the Arkona Board has determined that Mr. Fuller qualifies as an audit committee financial expert, as defined in Item 401(h) of Regulation S-K. The Audit Committee held four meetings during the fiscal year ended March 31, 2007. The Audit Committee oversees the accounting and financial reporting processes of Arkona and related audits. This involves, among other tasks, recommending Arkona’s auditors to its stockholders, pre-approving engagements of Arkona’s auditors with respect to audit and non-audit services, reviewing Arkona’s accounting practices and controls and administering Arkona’s Code of Ethics for Financial Managers and whistleblower policy. In connection with the appointment of an independent Audit Committee in 2005, the Arkona Board adopted a written Audit Committee Charter, a copy of which is attached as Appendix C to Arkona’s 2005 Definitive Proxy Statement filed with the SEC on November 28, 2005.

Audit Committee Report

The following is the report of the Audit Committee, with respect to Arkona’s audited financial statements for the fiscal year ended March 31, 2006.

Review with Management

The Audit Committee has reviewed and discussed Arkona’s audited financial statements for the fiscal year ended March 31, 2006, with management.

Review and Discussion with Independent Accountants

The Audit Committee has also discussed with Mantyla McReynolds, Arkona’s independent public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees) regarding the auditor’s judgments about the quality of Arkona’s accounting principles as applied in its financial reporting. The Audit Committee has also received the written disclosures and the letter from Mantyla McReynolds required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and has discussed with Mantyla McReynolds the matter of its independence.

Conclusion

Based on the review and discussions described in the preceding paragraphs, the Audit Committee recommended to the Arkona Board that Arkona’s audited financial statements for the fiscal year ended March 31, 2006, be included in Amendment No. 1 to Arkona’s Annual Report on Form 10-KSB/A for the fiscal year ended March 31, 2006 for filing with the SEC.

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Submitted by the Audit Committee

Marc A. Fuller
Paul Henriod
Kent A. Misener

The information contained in this Audit Committee Report is not deemed to be soliciting material or to be filed with the SEC, except to the extent that Arkona specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Exchange Act. Such information is not incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except to the extent that Arkona specifically incorporates it by reference.

Compensation Committee

Arkona does not have a standing compensation committee or a compensation committee charter. Functions typically delegated by other corporations to a compensation committee are instead performed by the entire Arkona Board. The Arkona Board determines the salaries and the bonuses, if any, payable to the executive officers of Arkona. The Arkona Board also determines, in its discretion, the timing, amount and terms of any grants of stock options or other equity-based compensation to executive officers. No stock options are granted at an exercise price below fair market value of the underlying shares on the date of grant. Neither Arkona nor the Arkona Board has used the services of any consultants in setting executive compensation, nor has executive compensation been set by reference to the executive compensation practices of other comparable companies.

Nominating Committee

Arkona does not have a standing nominating committee or a nominating committee charter. Currently, the Arkona Board as a whole identifies and evaluates nominees for election to the Arkona Board. Arkona believes that it has been appropriate not to have a standing nominating committee because of the comparatively small size of the Arkona Board. By having the Arkona Board as a whole consider and evaluate nominees, the Arkona Board is able to consider the input of all directors. Of the existing members of the Arkona Board, Messrs. Henriod, Misener and Fuller are independent according to the listing standards of the NASDAQ Stock Market.

The process employed by the Arkona Board for identifying and evaluating nominees for director is flexible and based primarily on the directors’ subjective weighting of the needs of Arkona and the extent to which existing directors and prospective nominees meet those needs. Factors considered by the Arkona Board in the nomination process include each nominee’s:

•	judgment and integrity,

•	business and management experience,

•	relationship of work experience and education to the current and proposed lines of business of Arkona,

•	ability to work well as a team with existing directors and management,

•	experience and abilities, as they interplay with those of other directors,

•	the extent to which the candidate would be a desirable addition to the Arkona Board and any committees of the Arkona Board, and

•	the extent to which the candidate satisfies any objective requirements (such as independence or expertise requirements) applicable to Arkona’s directors or any committees of the Arkona Board.

Candidates submitted by stockholders in accordance with the policies set forth in the most recent proxy statement delivered to stockholders are considered under the same standards as nominees recommended by other persons.

The Arkona Board will consider director candidates recommended by stockholders. Such recommendations should include the name, age, address, telephone number, principal occupation or employment, background and

5

qualifications of the nominee and the name, address, telephone number and number of Common Shares or Series B Preferred Shares beneficially owned by the stockholder making the recommendation and should be sent to the Secretary of Arkona at the address on the first page hereof. Such recommendations should be submitted to the Secretary of Arkona prior to June 1 of the respective year in order to give Arkona adequate time in order to consider the recommendations.

Stockholder Communications with the Board of Directors

Stockholders may send communications to the Arkona Board or to specified individual directors by mailing such communications to the Secretary of Arkona at the address of Arkona set forth on the first page hereof and indicating that such communications are for the Arkona Board or specified individual directors, as appropriate.

COMPENSATION OF DIRECTORS

The following table summarizes the compensation paid to or earned by our non-employee directors for their service on the Arkona Board during the fiscal year ended March 31, 2007.

	Fees
	Earned or
	Paid in	Option
	Cash	Awards(3)	Total
Name(1)	($)(2)	($)	($)

Paul Henriod	0	$3,515	$3,515
Kent A. Misener	0	$2,342	$2,342
Marc A. Fuller	0	$15,885	$15,885

(1)	Two of Arkona’s directors, Messrs. Rudd and Holland, are omitted from the above table because they also serve as executive officers of Arkona. The compensation earned by Messrs. Rudd and Holland for services rendered to Arkona during the fiscal year ended March 31, 2007 is reported in the Summary Compensation Table that appears on page 9 below. Directors who are employees of Arkona receive no additional compensation for their service on the Arkona Board.

(2)	Non-employee directors do not receive any regular compensation for their service on the Arkona Board. Each non-employee director is entitled, however, to payment of a special one-time fee of $12,000 for his services on the Special Committee, which fee will be earned and paid in the fiscal year ending March 31, 2008.

(3)	Effective April 1, 2006, Arkona adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”). Generally SFAS 123(R) requires employers to expense the fair market value of their compensatory stock options and other equity-based compensation in their financial statements over the applicable vesting period of the award. The amounts shown in the “Options Awards” column reflect the dollar amount recognized for financial statement reporting purposes for the year ended March 31, 2007, in accordance with SFAS 123(R), of awards of stock options granted to non-employee directors in prior years under the Arkona 2001 Stock Incentive Plan, as amended (the “Option Plan”). Arkona did not grant any stock options to non-employee directors in the fiscal year ending March 31, 2007. For purposes of SFAS 123(R), Arkona determines the fair market value of stock option awards under the Black-Scholes option pricing model using the assumptions set forth in the footnotes to the its financial statements for the quarter ended December 31, 2006, included in Arkona’s Quarterly Report on Form 10-QSB filed with the SEC on February 14, 2007.

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EXECUTIVE OFFICERS

In addition to Messrs. Rudd and Holland, whose biographies are set forth above, certain biographical information is furnished below with respect to the following executive officers of Arkona:

Name	Age	Position	Officer Since

Blake Nielson	46	Vice President of Client Services	November 2000
David D. Jenkins	51	Vice President of Marketing	November 2003
Leland H. Boardman	51	Vice President of Operations and Chief Financial Officer	April 2005
Michael R. Critchfield	39	Vice President of Sales	January 2006

Blake Nielson has been the Vice President of Client Services of Arkona since November 2000. Nielson was a founder of Ensign Information Systems, Inc. and brings over 18 years of experience in client services with other automotive industry related companies. Before joining Arkona, Nielson worked as Vice President of Operations for Ensign Information Systems from 1994 to 2000. Before joining Ensign Information Systems, Nielson was the Regional Director of Client Services for Sunguard Business System, Inc. from 1992 to 1994. Prior to joining Sunguard Business System, Nielson was Head of Client Services for Advanced Computer Systems, Inc., from 1990 to 1992. Nielson has a Bachelors Degree from Brigham Young University in Financial Planning and is an AS/400 Certified Specialist.

David D. Jenkins has been Vice President of Marketing for Arkona since November 2003. Prior to joining Arkona, Jenkins worked for Vinca Corporation, and then its purchaser, Legato Systems, Inc., from 1996 to 2003 managing the multi-OEM sales relationship with Novell. Jenkins has a Bachelors Degree from Utah State University and a Masters of Business Administration from Brigham Young University.

Leland H. Boardman has been the Vice President of Operations and Chief Financial Officer of Arkona since April 2005. Boardman is a certified public accountant with more than 25 years of experience working with public or private companies, as well as working in public accounting. Boardman most recently was the Vice President of Finance for Sorenson Medical, Inc., a privately-held manufacturer of disposable medical products, from 2002 to April 2005. Prior to working with Sorenson, Boardman served from 1994 to 2002 as the Chief Accounting Officer for Ballard Medical Products, a wholly-owned subsidiary of Kimberly Clark Corporation. Before joining Ballard, Boardman was a Senior Manager with Deloitte and Touche, LLC, an international public accounting firm, where he worked for over 12 years. Boardman holds a Bachelors Degree in accounting from the University of Utah.

Michael R. Critchfield has been the Vice President of Sales for Arkona since January 2006. Critchfield was Director of Sales of Arkona from July 2000 until January 2006. Prior to joining Arkona, Critchfield served in the U.S. Army and Utah National Guard with a background in Logistics and Counter Intelligence. Prior to joining Arkona, Critchfield also served and managed in many sales and service capacities at Word Perfect, Novell, Corel, Vinca, Legato and Manage.com.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Shares as of April 25, 2007: (i) by each person who is known by Arkona to beneficially own more than 5% of the outstanding Common Shares or Series B Preferred Shares; (ii) by each director of Arkona; (iii) by its Chief Executive Officer and its two other most highly compensated executive officers (collectively, the “Named Executive Officers”); and (iv) by all directors and executive officers of Arkona as a group.

				Beneficial Ownership of
	Beneficial Ownership of			Series B Convertible
	Common Stock			Preferred Stock
	Ownership			Ownership
	Amount and			Amount and
	Nature of			Nature of
	Beneficial		Percentage	Beneficial	Percentage
Name and Address of Beneficial Owner	Ownership(1)		Ownership(2)	Ownership(1)	Ownership(3)

Alan Rudd, Chief Executive Officer and Chairman 10757 River Front Parkway, #400 South Jordan, Utah 84095	8,520,189	(4)	24.6%	N/A	N/A
Richard Holland, President and Director 10757 River Front Parkway, #400 South Jordan, Utah 84095	1,600,000	(5)	4.6%	N/A	N/A
Blake Nielson, Vice President of Client Services 10757 River Front Parkway, #400 South Jordan, Utah 84095	943,000	(6)	2.8%	N/A	N/A
Paul Henriod, Director 1835 Laird Avenue Salt Lake City, Utah 84108	3,424,243	(7)	9.8%	N/A	N/A
Kent A. Misener, Director 489 N. 1250 E. Bountiful, Utah 84010	60,000	(8)	*	N/A	N/A
Marc A. Fuller 25 G Street Salt Lake City, Utah 84103	100,000	(9)	*	N/A	N/A
All officers and directors (9 persons)	16,172,782	(10)	40.6%	N/A	N/A

5% Series B Convertible Preferred Stockholders
Larry Battison P.O. Box 1465 Duncan, OK 73534	N/A		N/A	50,000	8.6%
B. Joe Clayton 4600 Clinton Hwy. Knoxville, TN 37912	N/A		N/A	50,000	8.6%
Chapman Automotive Group 6601 East McDowell Road Scottsdale, AZ 85257	N/A		N/A	50,000	8.6%
Donald Ray Herring 4225 W. Plano Parkway Plano, TX 75093	N/A		N/A	50,000	8.6%

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			Beneficial Ownership of
	Beneficial Ownership of		Series B Convertible
	Common Stock		Preferred Stock
	Ownership		Ownership
	Amount and		Amount and
	Nature of		Nature of
	Beneficial	Percentage	Beneficial	Percentage
Name and Address of Beneficial Owner	Ownership(1)	Ownership(2)	Ownership(1)	Ownership(3)

Anne K. Swope 1100 North Dixie Elizabethtown, KY 42701	N/A	N/A	75,000	13.0%
Robert Woodhouse 2171 S. Hwy. 30 Blair, NE 68008	N/A	N/A	50,000	8.6%
Lance Pittack P.O. Box 546 Blair, NE 68008	N/A	N/A	50,000	8.6%
Paul Cech P.O. Box 546 Blair, NE 68008	N/A	N/A	50,000	8.6%
H2 Land Trust P.O. Box 467 Pontiac, IL 61764	N/A	N/A	100,000	17.3%

*	Represents less than 1% of the class.

(1)	Beneficial ownership for each person holding options, warrants or other rights exercisable within 60 days of the date of the table has been included as though Common Shares issuable upon the exercise thereof, as applicable, were outstanding.

(2)	The percentage indicated represents the number of Common Shares, together with the number of Common Shares subject to warrants and options to purchase Common Shares exercisable within 60 days of the date of the table held by the indicated person divided by the sum of (a) the number of shares subject to options and warrants to purchase Common Shares exercisable by such stockholder within 60 days of the date of the table and (b) 33,484,740, which is the number of Common Shares issued and outstanding as of the date of the table.

(3)	The percentage indicated represents the number of shares of Series B Preferred Shares held by the indicated person divided by 575,000, which is the number of shares of Series B Preferred Shares issued and outstanding as of the date of the table.

(4)	Includes 250,000 options to purchase Common Shares granted under the Option Plan that are exercisable within 60 days of the date of the table, and 940,000 warrants to purchase Common Shares.

(5)	Includes 1,600,000 options to purchase Common Shares granted under the Option Plan that are exercisable within 60 days of the date of the table.

(6)	Includes 650,000 options to purchase Common Shares granted under the Option Plan that are exercisable within 60 days of the date of the table.

(7)	Includes 1,409,092 warrants to purchase Common Shares.

(8)	Includes 50,000 options to purchase Common Shares granted under the Option Plan that are exercisable within 60 days of the date of the table.

(9)	Includes 100,000 options to purchase Common Shares granted under the Option Plan that are exercisable within 60 days of the date of the table.

(10)	Includes 6,396,592 options and warrants to purchase Common Shares that are exercisable within 60 days of the date of the table.

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EXECUTIVE COMPENSATION

Summary of Executive Compensation

The following table summarizes the total compensation paid to or earned by the Named Executive Officers for services rendered to Arkona and its affiliates for the fiscal year ended March 31, 2007. During the fiscal year ended March 31, 2007, all of the Named Executive Officers were “at will” employees. Messrs. Holland and Nielsen are parties to confidentiality, invention assignment, non-competition and non-solicitation agreements with Arkona, but no Named Executive Officer has any written employment, severance or change in control agreement with Arkona providing for compensation as a result of the termination of their employment or a change of control.

Summary Compensation Table

		Salary	Bonus		Option Awards	Total
Name and Principal Position	Year	($)	($)		($)(2)	($)

Alan Rudd Chief Executive Officer and Chairman	03/31/07	$283,250	$35,000	(1)	$2,144	$320,394
Richard Holland President and Director	03/31/07	$232,000	0		$10,290	$242,290
Blake Nielson Vice President of Client Services	03/31/07	$159,750	0		$21,940	$181,690

(1)	Discretionary bonus approved by the Arkona Board and paid on March 30, 2007.

(2)	Effective April 1, 2006, Arkona adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R)”). Generally SFAS 123(R) requires employers to expense the fair market value of their compensatory stock options and other equity-based compensation in their financial statements over the applicable vesting period of the award. The amounts shown in the “Options Awards” column reflect the dollar amounts recognized for financial statement reporting purposes for the fiscal year ended March 31, 2007, in accordance with SFAS 123(R), of awards of stock options granted to Named Executive Officers in prior years under the Option Plan. Arkona did not grant any stock options to Named Executive Officers in the fiscal year ending March 31, 2007. For purposes of SFAS 123(R), Arkona determines the fair market value of stock option awards under the Black-Scholes option pricing model using the assumptions set forth in the footnotes to Arkona financial statements for the quarter ended December 31, 2006, included in Arkona’s Quarterly Report on Form 10-QSB filed with the SEC on February 14, 2007.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding unexercised options to acquire Common Shares held by each of the Named Executive Officers as of March 31, 2007. No Named Executive Officer held any other unexercised or unvested equity-based compensation award from Arkona as of March 31, 2007.

	Option Awards
	Number of		Number of
	Securities		Securities
	Underlying		Underlying
	Unexercised		Unexercised	Option
	Options		Options	Exercise	Option
	(#)		(#)	Price	Expiration
Name	Exercisable		Unexercisable(1)(2)	($/sh)	Date

Alan Rudd,	250,000		0	$0.20	6/15/13
Chief Executive Officer and Chairman
Richard Holland,	500,000		0	$0.30	12/27/11
President and Director	1,100,000		0	$0.20	6/15/13
Blake Nielson,	250,000		0	$0.30	12/27/11
Vice President of Client Services	250,000		0	$0.20	6/15/13
	150,000	(3)	112,500	$0.65	10/01/15

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(1)	On April 26, 2007, the Arkona Board exercised its discretion to accelerate the vesting of all otherwise unexercisable stock options granted under the Option Plan. Accordingly, those options became exercisable as of April 26, 2007 and will be cashed out for their intrinsic value on the Majority Purchase Date if not exercised or terminated prior to such time.

(2)	The Option Plan provides that in the event of a merger, consolidation, plan of exchange, acquisition of property or stock, split-up, split-off, spin-off, reorganization or liquidation to which Arkona is a party, sale of substantially all of Arkona’s assets or sale by shareholders of 50% or more of the outstanding Common Shares to non-shareholders, the Arkona Board may elect to accelerate the vesting of the outstanding options under the Option Plan. If such a transaction had occurred as of March 31, 2007 and if the Arkona Board had elected in its discretion to accelerate the vesting of the otherwise unexercisable options as of such date, the intrinsic value of Mr. Nielson’s accelerated options (calculated by multiplying the number of shares underlying such options by the closing price of the Common Shares on March 30, 2007, the last trading day of the 2007 fiscal year ($1.31 a share), and then by subtracting the applicable exercise price) would have been $74,250.

(3)	The options were granted to Mr. Nielson on October 1, 2005 and vest over four years, with 25% vesting on each anniversary date of the option grant until fully vested.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires Arkona’s executive officers and directors, as well as persons who beneficially own more than ten percent of the Common Shares, to file initial reports of ownership and reports of changes in ownership with the SEC. Reporting persons are required by SEC regulations to furnish Arkona with copies of all Section 16(a) forms they file. Based solely upon a review of the copies of such forms furnished to Arkona and written representations from Arkona’s executive officers and directors, we believe that no forms were delinquent or were not filed during the most recent fiscal year or prior years (to the extent not previously disclosed), except as follows: (a) Michael Critchfield filed a Form 4 on December 13, 2006, which was due on December 6, 2006; (b) David Jenkins filed a Form 4 on December 14, 2006, which was due on December 6, 2006; (c) Richard Holland filed a Form 4 on December 20, 2006, which was due on November 21, 2006.

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ANNEX II

April 26, 2007

Mr. Marc A. Fuller, Mr. Paul Henriod, &
Mr. Kent Misener, CFA
The Special Committee of the Board of Directors
ARKONA, Inc.
10757 South River Front Parkway, Suite 400
South Jordan, UT 84095

Gentlemen:

Roth Capital Partners, LLC (“Roth”) understands that ARKONA, Inc., a Delaware corporation (the “Company”), intends to merge with DealerTrack Holdings, Inc., (“Parent”) and DA Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Parent (“MergerSub”). In the contemplated merger (the “Transaction”) MergerSub will commence a cash tender offer (the “Offer”) (i) to purchase all of the issued and outstanding shares of the common stock, par value $0.001 per share, of the Company (including certain associated preferred stock purchase rights granted pursuant to the amended and restated rights agreement dated April 26, 2007 between the Company and Atlas Stock Transfer, as Rights Agent) (the “Company Common Stock”) for $1.38 per share net to the seller in cash without interest, and (ii) to purchase all of the issued and outstanding shares Series B Convertible Preferred Stock, par value $.001 per share, of the Company (the “Series B Preferred Shares”), at a price per share equal to the Common Stock Offer Price multiplied by five or $1.00, whichever is greater net to the seller in cash without interest (such prices, or any higher prices per share as may be paid pursuant to the Offer being hereafter referred to as the “Common Stock Offer Price” and “Preferred Stock Offer Price”, respectively).

Following the consummation of the Offer, MergerSub will merge (the “Merger”) with and into the Company, with the Company surviving the Merger as a wholly owned subsidiary of Parent, and each of the shares of Company Common Stock and Series B Preferred Shares outstanding immediately prior to the effective time of the Merger being cancelled and converted into the right to receive cash in an amount equal to the Common Stock Offer Price and Preferred Stock Offer Price, respectively. The terms and conditions of the Merger are set forth in more detail in the Agreement and Plan of Merger substantially in the form of the draft dated April 26, 2007 (“Agreement”) presented to Roth.

You have asked us to render our opinion as of the date hereof with respect to the fairness, from a financial point of view, to the holders of the Company Common Stock and Series B Preferred Shares of the consideration payable pursuant to the Transaction.

For purposes of the opinion set forth herein, we have, among other things:

(i) reviewed certain publicly available business and financial information of the Company which we believe to be relevant to our inquiry (including their respective annual reports filed on Form 10-KSB for the year ended March 31, 2006, quarterly reports filed on Form 10-QSB for the quarters ended June 30, 2006, September 30, 2006 and December 31, 2006, and current reports on Form 8-K, each as amended;

(ii) reviewed certain internal financial statements and projections relating to revenues and earnings of the Company following the Transaction (the “Projections”) and other financial and operating data prepared by the management of the Company and furnished to us by the Company;

ROTH CAPITAL PARTNERS, LLC
24 CORPORATE PLAZA, NEWPORT BEACH, CA 926600 800.678.9147 www.rothcp.com
Member SIPC/NASD

ARKONA, Inc.
April 26, 2007

(iii) discussed with Company management the historical and current operations, financial condition and prospects, and the strategic objectives of the Company;

(iv) participated in certain discussions among representatives of the Company regarding their assessment of the strategic rationale for, and the potential benefits of, the Transaction; and

(v) reviewed the Agreement described above and certain related documents.

In conducting our review and arriving at our opinion, we have, with your consent, assumed and relied upon, without independent verification, the accuracy and completeness of the financial, accounting, tax and other information discussed with or reviewed by us in arriving at our opinion. We have not undertaken any responsibility for the accuracy, completeness or reasonableness of, and have not independently verified such information. We have further relied on the assurances of management of the Company that they are not aware of any facts that would make any of the information reviewed by us inaccurate, incomplete or misleading in any respect. We have, with your consent, assumed that the Projections and other information of the Company provided to us by the management of the Company were reasonably prepared by such management on bases reflecting the best currently available information, estimates and good faith judgments of such management as to the future financial performance of the Company. We have not been engaged to assess the achievability of any projections or the assumptions on which they were based, and we express no view as to such projections or assumptions. In addition, we have not assumed any responsibility for any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuation or appraisal. In addition, we have not assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company.

You have informed us, and we have assumed, that the Transaction will be consummated in accordance with the terms set forth in the Agreement and in compliance with the applicable provisions of the Securities Act of 1933, as amended (the “Securities Act”), the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and all other applicable federal, state and local statutes, rules, regulations and ordinances. We have assumed that the representations and warranties of each party in the Agreement are true and correct, that each party will perform all covenants and agreements required to be performed by it under such agreement and that all conditions to the consummation of the Transaction will be satisfied without waiver thereof. We have further assumed that the Transaction will be consummated in all material respects as described in the Agreement. We have also assumed that all governmental, regulatory and other consents and approvals contemplated by the Agreement will be obtained and that, in the course of obtaining any of those consents and approvals, no restrictions will be imposed or waivers made that would have an adverse effect on the contemplated benefits of the Transaction.

We were not requested to consider, and our opinion does not in any manner address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for the Company or the effects of any other transaction in which the Company might engage. Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us on, the date hereof. We express no opinion as to the underlying valuation, future performance or long-term viability of the Company. It should be understood that, although subsequent developments may affect our opinion, we do not have any obligation to update, revise or reaffirm our opinion and we expressly disclaim any responsibility to do so.

In arriving at our opinion, we considered the following information and circumstances, among others:

(i) the historical market prices and trading activity of the common stock of the Company;

(ii) the valuation multiples and results of operations for the Company as compared to those of certain publicly traded companies that we deemed to be relevant;

(iii) publicly available information regarding the financial terms of certain transactions comparable, in whole or in part, to the Transaction;

(iv) discounted cash flow analyses based on the Projections; and

(v) such other information and other analyses as we have deemed appropriate.

ARKONA, Inc.
April 26, 2007

We have acted as financial advisor to the Company in connection with the Transaction and will receive a fee for our services. No portion of Roth’s fee is contingent upon the conclusions reached in this letter or upon the consummation of the Transaction. The Company has agreed to indemnify us for certain liabilities arising out of the rendering of this opinion.

This letter being rendered at the behest of the Special Committee of the Board of Directors of the Company and is solely for the information of the Special Committee of the Board of Directors of the Company in its consideration of the Transaction and does not constitute a recommendation as to how any stockholder of the Company should act or vote with respect to any matters relating to the Transaction and may not be relied upon by any other person, used for any other purpose or reproduced, disseminated, quoted or referred to at any time, in any manner or for any purpose without our prior written consent, except that this letter may be reproduced in its entirety, if required, in a Schedule 14D-9 or a proxy statement filed by the Company with the Securities and Exchange Commission under the Exchange Act, provided that this letter is reproduced in such proxy statement in full and that any description of or reference to us or summary of this letter in such proxy statement will be in a form reasonably acceptable to us and our counsel. In furnishing this opinion, we do not admit that we are experts within the meaning of the term “experts” as used in the Securities Act and the rules and regulations thereunder, nor do we admit that this opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act.

Roth, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. Roth may provide additional investment banking services to the Company in the future. Roth provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivatives, of the Company for its own account and for the accounts of customers.

On the basis of, and subject to the foregoing, and such other factors as we deemed relevant, we are of the opinion as of the date hereof that, taking into account all relevant aspects of the Transaction taken as a whole, the consideration to be paid by Parent pursuant the Transaction is fair, from a financial point of view, to the holders of the Company Common Stock and Series B Preferred Shares.

Very truly yours,

Roth Capital Partners, LLC